SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November, 2005

Telefónica de Argentina S.A.
(Exact name of registrant as specified in its charter)

Telefónica of Argentina Inc.
(Translation of registrant’s name into English)

Avenida HUERGO 723
Ground Floor
(C1107A0H) Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica de Argentina S.A.

TABLE OF CONTENTS

Item

1	Independent Accountant's Review Report.

2	Consolidated Financial Statements and Operating and Financial Review and Prospects as of September 30, 2005 and December 31, 2004 and for the nine-month periods ended September 30, 2005 and 2004.

3	Operating and Financial Review and Prospects.

Item 1

INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

To the Board of Directors of
Telefónica de Argentina S.A.

1.	We have reviewed the accompanying consolidated balance sheet of Telefónica de Argentina S.A. (the “Company” or “Telefónica”, an Argentine Corporation) and its consolidated subsidiary as of September 30, 2005, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for the nine-month period ended September 30, 2005, all expressed in constant Argentine pesos (Note 2.2). These financial statements are the responsibility of the Company´s management.

2.	We conducted our review in accordance with the standards of Technical Resolution No. 7 of the Argentine Federation of Professional Councils in Economic Sciences applicable to the limited review of interim period financial statements. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Argentina, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

3.	Based on our review, we are not aware of any material modifications that should be made to the consolidated financial statements as of September 30, 2005 referred to above, for them to be in conformity with generally accepted accounting principles in the City of Buenos Aires, Argentina, and the pertinent regulations of the Argentine Business Association Law and the Argentine National Securities Commission (“CNV”).

4.	In relation with the consolidated balance sheet of Telefónica and its consolidated subsidiary as of December 31, 2004, and the respective consolidated statements of income, changes in shareholders’ equity and cash flows for the nine-month period ended September 30, 2004, presented for comparative purposes, we inform that:

(a) On February 14, 2005 other auditors issued an unqualified audit report on the consolidated financial statements of the Company and its consolidated subsidiary as of December 31, 2004. In addition, those auditors mentioned in their report that the financial statements of the consolidated subsidiary Telinver S.A. as of December 31, 2004 were audited by a third audit firm, who issued on February 14, 2005 an unqualified audit report.

(b) On November 10, 2004 other auditors issued a limited review report on the consolidated financial statements of the Company as of September 30, 2004 with no observations. In addition, those auditors mentioned in their report that the financial statements of the consolidated subsidiary Telinver S.A. as of September 30, 2004 were reviewed by a third audit firm, who issued a limited review report dated November 1, 2004 including an uncertainty about Telinver S.A.´s ability to continue as a going concern. As explained in note 6.1 to the accompanying consolidated financial statements, this uncertainty was subsequently resolved.

5.	As further explained in Note 19. to the accompanying consolidated financial statements, certain accounting practices applied by the Company conform with generally accepted accounting principles in the City of Buenos Aires, Argentina, and with accounting standards set forth by the CNV, but do not conform with generally accepted accounting principles in the United States of America. The effects of these differences have not been quantified by the Company. Accordingly, the accompanying consolidated financial statements are not intended to present the information on the Company’s financial position and the related results of its operations and cash flows in accordance with generally accepted accounting principles in the United States of America.

Buenos Aires,
   November 7, 2005

PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.

ROSANA E. SERIO Partner

Item 2

Consolidated Financial Statements
and Operating and Financial Review and Prospects

As of September 30, 2005 and December 31, 2004 and for the nine-month periods ended September 30, 2005 and 2004

TELEFONICA DE ARGENTINA S.A.

TABLE OF CONTENTS OF THE CONSOLIDATED FINANCIAL STATEMENTS

Table of Contents

Consolidated Balance Sheets as of September 30, 2005 and December 31, 2004.

Consolidated Income Statements for the nine-month periods ended September 30, 2005 and 2004.

Consolidated Statements of Changes in Shareholders' Equity for the nine-month periods ended September 30, 2005 and 2004.

Consolidated Statements of Cash Flows for the nine-month periods ended September 30, 2005 and 2004.

Notes to Consolidated Financial Statements as of September 30, 2005 and Comparative Information.

Operating and Financial Review and Prospects.

Independent accountants’ Review Report.

TELEFONICA DE ARGENTINA S.A.
CONSOLIDATED BALANCE SHEETS AS OF SEPTEMBER 30, 2005 AND DECEMBER 31, 2004 (1)
(amounts stated in millions of Argentine Pesos, restated as described in note 2.2)

	September-05	December-04

ASSETS
CURRENT ASSETS
Cash and banks (note 3.1.a)	14	15
Investments (notes 22.c) and 22.d))	453	259
Trade receivables (note 3.1.b)	380	324
Other receivables (note 3.1.c)	54	84
Inventories (note 3.1.d)	13	8
Other assets (note 3.1.e)	3	3

Total current assets	917	693

NONCURRENT ASSETS
Trade receivables (note 3.1.b)	3	4
Other receivables (note 3.1.c)	157	163
Investments (note 22.c)	1	1
Fixed assets (note 22.a)	6,063	6,596
Intangible assets (note 22.b)	55	67

Total noncurrent assets	6,279	6,831

Total assets	7,196	7,524

LIABILITIES
CURRENT LIABILITIES
Trade payables (note 3.1.f)	426	424
Bank and financial payables (note 3.1.g)	888	1,209
Payroll and social security taxes payable (note 3.1.h)	81	80
Taxes payable (note 3.1.i)	122	95
Other payables (note 3.1.j)	58	63
Reserves (note 22.e)	3	4

Total current liabilities	1,578	1,875

NONCURRENT LIABILITIES
Trade payables (note 3.1.f)	64	67
Bank and financial payables (note 3.1.g)	2,161	2,500
Payroll and social security taxes payable (note 3.1.h)	14	16
Other payables (note 3.1.j)	30	29
Reserves (note 22.e)	298	267

Total noncurrent liabilities	2,567	2,879

Total liabilities	4,145	4,754

SHAREHOLDERS' EQUITY	3,051	2,770

Total liabilities and shareholders' equity	7,196	7,524

(1)	See note 2.4.

The accompanying notes 1 to 22 are an integral part of these consolidated financial statements.

MARIO EDUARDO VAZQUEZ
Chairman

TELEFONICA DE ARGENTINA S.A.
CONSOLIDATED INCOME STATEMENTS FOR THE NINE-MONTH PERIODS
ENDED SEPTEMBER 30, 2005 AND 2004 (1)
(amounts stated in millions of Argentine Pesos, restated as described in note 2.2)

	September-05	September-04

NET REVENUES (note 18)	2,543	2,301
COST OF SERVICES PROVIDED (note 3.1.k)	(1,452)	(1,422)

Gross profit	1,091	879
ADMINISTRATIVE EXPENSES (note 22.h)	(293)	(251)

SELLING EXPENSES (note 22.h)	(315)	(221)

OTHER EXPENSES, NET (notes 3.1.l) and 22.h))	(42)	(76)

Subtotal	441	331

LOSS ON EQUITY INVESTMENTS	-	(1)

HOLDING AND FINANCIAL INCOME/(LOSS) ON ASSETS (2)
Exchange differences	(11)	5
Interest and financial income	21	23
Holding (loss) / gain from Government Securities	(1)	2
Holding (loss) / gain from financial instruments	(1)	3
HOLDING AND FINANCIAL INCOME/(LOSS) ON LIABILITIES (3)
Exchange differences	105	(56)
Interest and financial charges	(238)	(313)
Holding loss from financial instruments	(20)	(15)
Other (note 3.1.m)	(15)	(16)

Net Income / (Loss) before Income Tax	281	(37)
INCOME TAX (note 2.3.k)	-	-

Net Income / (Loss) for the period	281	(37)

Earnings / (Losses) per share (4)	0.16	(0.02)
Earnings / (Losses) per ADS (4)	1.61	(0.21)

(1)	See note 2.4.

(2)	Mainly related to current investments, trade receivables and other receivables.

(3)	Mainly related to trade, bank and financial, other payables and reserves.

(4)	Basic and diluted earnings per share and ADS are the same, as there are no outstanding options to purchase shares. Amounts expressed in Argentine Pesos (note 2.3.n).

The accompanying notes 1 to 22 are an integral part of these consolidated financial statements.

MARIO EDUARDO VAZQUEZ
Chairman

TELEFONICA DE ARGENTINA S.A.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2005 AND 2004
(amounts stated in millions of Argentine Pesos, restated as described in note 2.2)

	SHAREHOLDERS’ CONTRIBUTION			ACCUMULATED INCOME (LOSSES) (2)

	CAPITAL STOCK (1)

ACCOUNT		Comprehensive			Reserve for	Accumulated
	Outstanding	adjustment to		Legal	future	Income
	shares	capital stock	Subtotal	Reserve	dividends	(Losses)	TOTAL

Balance as of December 31, 2003	1,746	2,135	3,881	416	1,626	(3,145)	2,778

Net loss for the nine-month period ended September 30, 2004	-	-	-	-	-	(37)	(37)

Balance as of September 30, 2004	1,746	2,135	3,881	416	1,626	(3,182)	2,741

Net income for the three-month period ended December 31,	-	-	-	-	-	29	29
2004

Balance as of December 31, 2004	1,746	2,135	3,881	416	1,626	(3,153)	2,770

Net income for the nine-month period ended September 30,	-	-	-	-	-	281	281
2005

Balance as of September 30, 2005	1,746	2,135	3,881	416	1,626	(2,872)	3,051

(1)	Includes 2,355 treasury shares.

(2)	See note 4.

The accompanying notes 1 to 22 are an integral part of these consolidated financial statements.

MARIO EDUARDO VAZQUEZ
Chairman

TELEFONICA DE ARGENTINA S.A.
CONSOLIDATED STATEMENTS OF CASH FLOWS (1)
FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2005 AND 2004 (9)
(amounts stated in millions of Argentine Pesos, restated as described in note 2.2)

	September-05	September-04

Cash and cash equivalents at end of period (8) (11)	440	295

Cash and cash equivalents at beginning of year (6)	266	354

Increase (Decrease) in cash and cash equivalents	174	(59)

CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS

Net income/(loss) for the period	281	(37)
Adjustments to reconcile net income/(loss) for the period to net cash provided by operations:
Exchange differences (2)	(100)	53
Fixed assets amortization	825	856
Material consumption	32	44
Intangible assets amortization	12	12
Cost of services provided	25	16
Holding loss from financial instruments	21	12
Holding (loss)/gain from government securities	1	(2)
Increase in allowance and accruals (3)	117	101
Gain from disposition of current investments (7)	(3)	-
Loss on equity investments	-	1
Interest accrued net (5)	188	252

Changes in assets and liabilities:
Trade receivables	(112)	(54)
Other receivables	56	15
Current investments	(23)	-
Inventories	(30)	(25)
Trade payables	(18)	(36)
Payroll and social security taxes payable	(1)	(4)
Taxes payable	28	48
Other payables	(9)	(27)
Reserves	(23)	(36)
Collected interests	12	10
Payment of tax on minimum presumed income	(28)	(32)

Cash flows provided by operating activities	1,251	1,167

Cash flows used in investing activities:
Fixed assets purchases (4) (10)	(304)	(261)
Current investments	11	-

Cash flows used in investing activities	(293)	(261)

Cash flows used in financing activities:
Proceeds from loans	331	315
Repayments of loans	(922)	(1,021)
Interest paid	(193)	(257)
Increase in intangible assets	-	(2)

Cash flows used in financing activities	(784)	(965)

Increase (Decrease) in cash and cash equivalents	174	(59)

(1)	Cash and cash equivalents with original maturities not exceeding three months are considered to be cash and cash equivalents which totaled: (i) 14 million and 426 million, respectively, as of September 30, 2005; (ii) 15 million and 251 million, respectively, as of December 31, 2004; (iii) 14 million and 281 million, respectively, as of September 30, 2004; and (iv) 18 million and 336 million, respectively, as of December 31, 2003.
(2)	In 2005 and 2004, net of (6) million and 2 million, respectively, corresponding to the exchange difference originated by cash and cash equivalents denominated in foreign currency.
(3)	It does not include increases/decreases of allowances of Deferred tax asset and Patriotic Bond.
(4)	In 2005 and 2004, net of 20 million and 24 million, respectively, financed by trade payables.
(5)	Net of other financial charges.
(6)	In 2005, cash and cash equivalents at the beginning of the year do not include 8 million corresponding to Other investments (see notes 2.3.b) and 17).
(7)	Included in “Other expenses, net” in the consolidated income statements.
(8)	In 2005, cash and cash equivalents at the end of the period do not include 27 million corresponding to Discount Bond (see note 14).
(9)	See note 2.4.
(10)	In 2004, net of 9 million of transfers of inventories to fixed assets.
(11)	In 2004, cash and cash equivalents at the end of the period do not include 13 million corresponding to Other investments (see notes 2.3.b) and 17).

The accompanying notes 1 to 22 are an integral part of these consolidated financial statements.

MARIO EDUARDO VAZQUEZ
Chairman

TELEFONICA DE ARGENTINA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2005 AND
COMPARATIVE INFORMATION (see note 2.4)

Amounts stated in millions of Argentine Pesos (except where expressly indicated that figures are stated in
Argentine Pesos or other currency)

1.	OPERATIONS OF THE COMPANY

Telefónica de Argentina S.A. (“Telefónica” or “the Company”) has been granted a license for an unlimited period of time to provide Basic Telephone Services to the Southern Region of Argentina (the “Southern region license”), which was exclusive until late 1999.

Additionally, the Company signed a license agreement with the Secretary of Communications (“S.C.”) for an unlimited period of time, to provide local and domestic and international long-distance telephone services and telex services in the Northern region of the country. The Company’s obligations under this license mainly relate to service quality and coverage of the areas to be serviced.

On June 9, 2000, the National Executive Power issued Decree No. 465/00 which provided the complete deregulation of the telecommunications market as from November 9, 2000.

On September 3, 2000, the National Executive Power issued Decree No. 764/00 which, in the context of such deregulation, approved the Rules for Licenses for Telecommunication Services, the Interconnection, the Universal Service and the Management and Control of Radioelectric Spectrum. These rules constitute the current regulatory framework applicable to the Company. On September 19, 2000, the Company filed a reconsideration petition against certain specific issues of Decree No. 764/00. The Court has not ruled on this issue.

The Company’s short-term strategy has been to adapt its business plans to address the challenges and risks presented by the Argentine economic crisis. Therefore the short-term strategy has focused on the renegotiation of tariffs and, since early 2002, the Company has been taking certain steps to moderate the effects of the imbalance between changes in revenues and costs caused by the significant increase in the prices of supplies and the cost of technology–related investments usually required by the business that the Company operates, and the situation affecting service rates described in note 10.1. Some of these measures include: i) capital expenditures controls, ii) operating costs reduction, iii) increased collection rates and, iv) debt renegotiation, cash management and roll-over of short-term debt.

The relationship between variables determining revenues and expenses is currently mismatched as a result of the “pesification” and freezing of the Company’s tariffs within the context of a potentially inflationary economy and may continue to be mismatched depending upon the outcome of pending tariff renegotiation with the Argentine government. The Company’s tariff renegotiation proposal presented to the Argentine government attempts to rebalance the relationship between variables determining revenues and costs (including investments), i.e. to achieve the “economic and financial equation” contemplated in the Transfer Contract (the “economic and financial equation”) (see note 10).

As of the date of issuance of these financial statements, the evolution of the main macroeconomic variables since the economic crisis of years 2001-2002 show positive signs such as growth of the economy, stabilization of the exchange rate and less inflation, although there have been certain signs of deceleration in the pace of economic growth and rises in domestic prices. Therefore, in the opinion of the Company’s Management, there is greater certainty in the operating and economic environment due to, among other factors, a relative stabilization in the Peso equivalent amounts of its foreign currency denominated debt, due to the financing already obtained and the gradual reduction of short term debt (see notes 2.3. g) and 13).

Although the Company has adopted the above mentioned measures to mitigate the effects of changes in its business resulting from the issue described in the above paragraphs, and certain indicators of the Argentine economy are currently showing favorable signals, the future operating conditions and characteristics might not continue to be stable because the regulatory framework in force has still not established the rules to allow reinstating the balance of the variables that constitute the Company’s economic and financial equation (see note 10).

Telefónica has signed a Management Agreement (the “Agreement”) with its operator and majority shareholder, Telefónica S.A. (“TSA”, formerly known as Telefónica de España S.A.). Under this Agreement, the complete management of Telefónica is entrusted to the operator. Such agreement was automatically extended until April 2003 at TSA´s option. On October 30, 2002, TSA notified the Company that it intended to exercise the option to extend the effective term of the Agreement for an additional period of five years to be counted as from April 30, 2003. Until that date the management fee amounted to 9% of the Company’s “gross margin”, as defined in the Agreement. On July 30, 2003, the Company entered into a Supplement to the Agreement, confirmed by the General Shareholders’ Meeting held on April 19, 2004, pursuant to which the management fee as from May 1, 2003 was reduced to 4% of the gross margin.

On April 10, 2002, the Company’s General Ordinary and Special Shareholders’ Meeting approved an amendment to the corporate purpose. The corporate purpose was broadened for the Company to be able to engage in other types of businesses not strictly related to rendering telecommunications services, including: purchasing equipment, infrastructure, and telecommunications-related goods, as well as rendering any type of services, such as consulting and accounting, human resources and tax administration services. In view of the broadening of the corporate purpose, it is necessary to obtain the related authorization of the telecommunication regulatory authority. The related request has been filed to the S.C. and is pending. Therefore, the changes to the Company’s corporate purpose are subject to administrative approval by the S.C.

2.	SIGNIFICANT ACCOUNTING POLICIES

2.1.	Consolidated financial statements

The consolidated financial statements of the Company have been prepared in accordance with Technical Resolution (“TR”) No. 21 of the Argentine Federation of Professional Councils in Economic Sciences (“FACPCE”) applicable to consolidated financial statements.

In accordance with generally accepted accounting principles and current Argentine legislation, the presentation of the parent company’s unconsolidated financial statements is mandatory. Consolidated financial statements are to be included as supplementary information to the unconsolidated financial statements. For the purpose of these financial statements, unconsolidated financial statements have been omitted.

The Company has consolidated its financial statements as of September 30, 2005, line by line, with the financial statements as of that date of Telinver S.A. (“Telinver”), a company in which Telefónica holds a controlling interest (see note 21).

Additionally, for the presentation of comparative consolidated information as of December 31, 2004 and for the nine-month period ended September 30, 2004 the Company has used Telinver’s financial statements as of such dates, prepared on the basis of valuation criteria consistent with those applied by the Company (see note 2.3) . In addition, accounting standards generally accepted in Argentina (“Argentine GAAP”) set forth that in the case of seasonal businesses, the financial statements should also include, as comparative information, the balance sheet as of the same date of the previous year. In this regard, the Company understands that even though the cyclical nature of Telinver’s businesses might lead to considering them seasonal, such effect on the financial data disclosed in the Company’s consolidated balance sheet as of December 31, 2004 is not significant.

Participation in the directly controlled subsidiary as of September 30, 2005 is as follows:

		Subscribed capital stock

		Face value-amount
Company	Main Business	in Argentine Pesos	% of votes

Telinver	Commercial, investment and	181,234,606 (1)	99.99999
	telecommunications services supplied among
	others.

(1) Corresponds to Telinver’s total capital stock.

2.2. Presentation of financial statements in constant Argentine Pesos

Until the three-month period ended March 31, 2002, the Company’s financial statements have been prepared recognizing the effects of changes in the purchasing power of money only through August 31, 1995, (maintaining the restatements recorded until that date), by the restatement of amounts to constant pesos, by means of the application of the restatement method in constant currency as set forth by FACPCE in effect as of that date. Effective September 1, 1995, for Argentine GAAP purposes, and considering the economic stability conditions at that moment, and according to the requirements of the National Securities Commission (“Comisión Nacional de Valores” or “CNV”), the Company discontinued application of the restatement method. This accounting criterion was accepted by Argentine GAAP until December 31, 2001.

In 2002, as a result of the new inflationary conditions, and the changes to the Argentine economic model resulting from the enactment of the Public Emergency and Exchange System Reform Law, the Professional Council of Economic Sciences of the City of Buenos Aires “CPCECABA” approved the reinstatement of inflation accounting in financial statements for fiscal years or interim periods ended as from March 31, 2002 in accordance with Argentine professional accounting principles, and provided that all recorded amounts restated by changes in the general purchasing power until the suspension of such adjustments and any other amounts originated in transactions during the stability period are to be considered stated in currency of December 2001.

Decree No. 1,269/02 of the National Executive Power and later Resolution No. 415/02 of the CNV, reestablished the requirement of presentation of financial statements in constant currency. Nevertheless, in 2003, Decree No. 664/03 of the National Executive Power and the later Resolution No. 441/03 of the CNV set forth again that as from March 1, 2003, the restatement of financial statements in constant currency should be discontinued.

However, the CPCECABA discontinued the application of the method that required restatement into constant currency as from October 2003. In accordance with the above, the financial statements of the Company as of September 30, 2005 and December 31, 2004 have been prepared recognizing the effects of variations in the purchasing power of the Argentine peso until February 28, 2003 (restated according to changes in the Argentine wholesale price index published by the Argentine Institute of Statistics and Census (“INDEC”)) in compliance with the regulations issued by the National Executive Power and the CNV (the accumulated effect on that index between January 1, 2003 and September 30, 2003 was a 1.4% decrease). The effect on the Company’s shareholders’ equity as of September 30, 2005 and as of December 31, 2004 and on results for the nine-month periods ended September 30, 2005 and 2004 of not restating figures until September 30, 2003 is not significant.

2.3. Valuation methods

The Company applied the valuation criteria established by professional accounting principles applicable to the Company and approved by the CPCECABA, which, in their application to the transactions and the balances included in these financial statements, do not differ significantly from the valuation criteria established by CNV regulations.

The preparation of financial statements in conformity with generally accepted accounting principles in Argentina requires Company’s Management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of these consolidated financial statements and the reported amounts of revenues and expenses during each period/year.

Among others, these consolidated financial statements reflect the effects of economic and foreign exchange regulations that were known as of the date of issuance of these consolidated financial statements. All Company Management’s estimates have been made accordingly (see notes 2.3.g, 2.3.k, 2.8., 10 and 13 among others, for material estimates concerning the effects of the crisis in

Argentina and related economic and regulatory government actions). Some of these measures, which directly and indirectly affect the Company’s business relationships, have been challenged in legal actions filed by third parties to which the Company is not party. The effects of any additional measures that could be taken by the Government and the implementation of those already adopted, as well as the effects of potential modifications resulting from such legal actions, will be accounted for when the Company’s Management becomes aware of them.

Final results may differ from those estimated by the Company’s Management. Accordingly, the decisions that are to be made in reliance on these financial statements should consider the potential future development of such governmental actions, and the Company’s financial statements should be read in light of these circumstances.

The principal valuation methods are as follows:

a) Cash and banks:

Amounts in Argentine Pesos: stated at nominal value, including financial income/expense accrued through the end of each period/year, if applicable.

Amounts in foreign currency: stated at the exchange rate applicable to its settlement in effect at the end of each period/year, according to the intended use by the Company, including accrued financial income/expense as of each date, if applicable.

b) Current investments:

Investments in mutual funds: measured at their net realization value.

US$ Discount Bonds: considering the intention of the Company, these bonds have been measured at their net realization value as of September 30, 2005 plus, if any, financial income/loss accrued as of the period-end (see note 14).

Intelsat: Telefónica’s interest in Intelsat Ltd. (formerly known as International Telecommunications Satellite Organization ("Intelsat")) as of December 31, 2004, was accounted for at the U.S. dollar amount of paid-in capital, stated at the exchange rate applicable to its settlement in effect at the year-end, up to the limit of its interest valued by the equity method, determined on the basis of the latest available financial information.

On January 28, 2005, the Company sold its shareholding interest in Intelsat. The effects of such sale were recognized as of that date (see note 17).

c) Receivables and payables:

Receivables and payables in local currency: at nominal value, plus, if applicable, financial results accrued as of the end of each period/year, which does not significantly differ from the accounting measurement obtained by calculating the discounted value of the cash flows that would be derived from respectives assets and liabilities.

Receivables and payables in foreign currency: valued at the exchange rates applicable to their settlement prevailing as of the end of each period/year, in accordance with the Company’s intended use, plus, if applicable, the financial results accrued as of those dates, which do not differ significantly from the measurement of the discounted value based on the rate of each transaction.

For purposes of calculating the cash flow´s discounted value, as long as Law No. 25,561 (Public Emergency and Exchange Regime Reform Law) is still in force, the interpretation of the CPCECABA has been that the discount rate to be used would be such as stated in the transaction, and in the absence of such rate or a representative rate for the transaction or of the market, the interest rate quoted by Banco de la Nación Argentina for savings accounts would be taken into account. In addition, in connection with current captions of non-trade and financial receivables and liabilities, the CPCECABA´s interpretation has been that over periods of economic stability it would be possible not to discount them. In such sense, from October 2003 to date, the CPCECABA has declared that the period is one of economic stability.

Trade receivables: include services provided and settlements with foreign correspondents, both billed and accrued and unbilled as of the end of each period/year, the latter being determined based upon information about actual consumption, subsequent billings and estimates using real historical data.

Trade receivables are disclosed net of the allowance for doubtful accounts, which has been assessed based on historical data and the estimated trend of collections. The Company includes as a receivable the portion accrued as of each period/year of the surcharge for late payment included in the invoices for payments until the “second due-date” of the invoice. For amounts that are past-due beyond the second due-date provided in the original invoice, the interest for late payment is recorded in the cases in which the Company estimates that it will be recovered.

Prepaid services: since baseline services committed to be rendered by IBM (IBM Argentina S.A.) over the duration of the contract will be received by the Company in uniform quantities over the duration of the contract, the baseline service total original cost of US$ 218.6 million is accrued based on the straight line method over the duration of the contract. So, prepaid services balance included in Other receivables relating to the baseline services received includes (see note 9.1):

a) The balance of the decreasing monthly installments paid to IBM as of each period/year-end less the cost accrued on the straight line method basis over the term of the agreement as of each of those dates. Annual increases in service costs as agreed upon between the parties are accrued and recorded in the Company’s income statement as from the fiscal year in which such increases occur.

b) Deferred gain: due to the interdependence of the terms of the agreement on outsourcing of the service and sale to IBM of the related equipment, the Company did not recognize any gain from the sale of the assets similarly to a sale and operating leaseback and, so, the gain is deferred and amortized ratably over the term of the services agreement as an adjustment to the cost accrued for the services mentioned in a).

Patriotic Bond: as of December 31, 2004 this bond had been valued at its estimated recoverable value, recording an allowance for impairment taking into account the sovereign debt restructuring process commenced by the Argentine Government, which included such bonds (see note 14).

Universal Service contribution (see note 16): the Company calculates the charge for the Universal Service contribution, consisting in 1% of revenues from telecommunications services, net of automatic deductions provided by the related Regulation and in accordance with Company’s estimates of the amounts payable within each period/year, since the detailed rules of calculation and payment of this contribution are still pending. If resulting in a balance payable to the Universal Service fund, such net amount is booked as liability. On the other hand, all deductions and subsidies that must first be approved by the regulatory entity will be booked by the Company as receivable in the period/year in which its reimbursement is approved by such entity.

d) Inventories:

Raw materials related to paper for printing directories have been accounted for at replacement cost, which does not exceed their estimated realizable value.

Costs related to directories in edition process have been accounted for at their production cost. This amount does not significantly differ from reproduction cost and does not exceed its estimated realizable value.

Equipment and supplies for selling (including telephone accessories and prepaid cards) have been accounted for at the replacement cost up to the limit of their estimated realizable value.

Inventories are accounted for net of the allowance for impairment in value and slow turnover, determined based on inventory recoverability analysis at the end of each period/year.

e) Other assets:

Other assets include buildings no longer used for Company’s operations and intended for sale. The carrying book value has been recorded at restated cost as described in note 2.2, which does not exceed its estimated realizable value.

f) Noncurrent investments:

The 50% interest in E-Commerce Latina S.A. as of December 31, 2004 was accounted for by the equity method based on the financial statements of that company as of such date, prepared in accordance with accounting principles consistent with those used by the Company.

The investment in E-Commerce Latina S.A. as of September 30, 2005 has been valued by the equity method, based on the financial statements of that company as of June 30, 2005. The Company considers that there were no significant events during the quarter ended on September 30, 2005 that could significantly affect the value of such investment at that date.

g) Fixed assets:

The fixed assets received from Empresa Nacional de Telecomunicaciones (“ENTel”) have been valued at their transfer price. Subsequent additions have been valued at cost. All figures have been restated as described in note 2.2 and depreciated by the straight-line method over their remaining useful lives. When the construction of work in process extends over time, its value includes the cost net of the effect of inflation, if applicable, of financing by third parties related to the investment during the construction period until such time as the asset is ready to be used for a productive purpose. During the nine-month period ended September 30, 2005 and the fiscal year ended December 31, 2004, interest in work in process was capitalized for 6 million and 8 million, respectively. As of September 30, 2005 and December 31, 2004, the residual value of cumulative capitalized interest on fixed assets is 457 million and 503 million, respectively.

For fixed assets whose operating condition warrants replacement earlier than the end of the useful life assigned by the Company to the fixed asset category, the Company calculates the depreciation charge based on the adjusted remaining useful life in accordance with the related assets replacement plan.

Telefónica’s fixed assets were assessed for impairment based on their recoverable value on the basis of the Company Management’s best estimate of future cash flows of its telecommunications business, considering current information and future telephone service rates estimates. The Company has monitored the evolution of the macroeconomic variables that affect its business and, from time to time, it has adjusted its projections based on the latest trends. As explained in note 1, the main macroeconomic variables have shown a relative stabilization. In the opinion of the Company’s Management, based on the preparation of projections based on such trends and the consideration of operating strategies available for possible scenarios, the Company will generate future cash flows sufficient to recover the balances corresponding to its fixed assets. Notwithstanding the foregoing, as explained in note 10.1, the Company will continue to monitor the projected situation and will assess the effect of any new future developments.

h) Intangible assets:

Trademarks and the license to use the logo were valued at acquisition cost restated as described in note 2.2, net of accumulated amortization which is calculated based on the remaining duration of the Telinver contract, until October 2007.

The license related to the data transmission business, including the authorizations to use the “B” Band, restated as described in note 2.2, is amortized by the straight-line method over a 10-year term.

Deferred expenses are incurred in connection with the issuance of negotiable obligations and have been restated as described in note 2.2, were deferred and are being amortized by the straight-line method as from the issuance date to the maturity of such negotiable obligations. The amortization of such deferred expenses has been recognized in the line “Other holding and financial income/(loss) on liabilities” of the Company’s consolidated income statements. In addition, those expenses include the amount related to the “authorization fee” in connection with waivers granted by the holders of negotiable obligations which are amortized on a straight-line basis through maturity.

The rights of use links have been valued at the acquisition cost restated as indicated in note 2.2 and are amortized by the straight-line method over 15 years, the term of the rights.

The assignment to Telinver of Meller Comunicaciones S.A.’s rights pursuant to the contract for publishing Telefónica’s telephone directories and the non competition clause undertaken by Meller Comunicaciones S.A., have been valued at historical cost restated as described in note 2.2 and are amortized by the straight-line method as from October 1, 1997 through September 30, and October 1, 2007, respectively, according to the terms of the above-mentioned contracts.

The non-competition clause has been valued at its acquisition cost and is amortized by the straight-line method in a 7-year period.

Intangible assets value as of September 30, 2005 do not exceed their recoverable value.

i) Reserves:

During the normal course of business, Telefónica and Telinver are subject to several labor, commercial, tax and regulatory claims. While these actions are being contested, the outcome of such individual matters is not predictable with assurance. Charges have been recorded for contingencies where it is probable that the Company will incur a loss. The amount of loss is based on management’s assessment of the likelihood of occurrence taking into account legal counsel’s opinion regarding the matter. As of September 30, 2005, the amount booked for reserves is 301 million.

j) Financial instruments:

The Company uses currency swaps, which, in the context of the Convertibility Law between the U.S. Dollar and the Argentine Peso, were intended to eliminate the variability in the cash flows of its debts denominated in Yens and in Euros and that currently reduce such variability in relation to the variations in the exchange rate between the yen/euro and the U.S. dollar so that, the Company has ensured a fixed exchange rate between the yen/euro and the U.S. dollar for these obligations paying for the coverage a fixed percentage. The main criteria used by the Company to determine the hedge effectiveness are: i) notional amount of swap contracts and hedged items; ii) currency of the swap contracts and covered items, and iii) maturity date of the hedge instrument and the hedged item. As of September 30, 2005 and December 31, 2004, the hedge relationships were deemed to be ineffective because of the devaluation of the peso and the freezing of the Company’s tariffs.

k) Income tax and tax on minimum presumed income:

The Company records income tax by applying the deferred method. Deferred tax assets result from the temporary differences arising from allowances, accruals and financial charges that are not yet deductible for tax purposes and mainly from tax loss carryforwards of previous fiscal years. Deferred tax liabilities result mainly from temporary differences in the valuation of fixed assets for accounting and tax purposes basically due to different depreciation criteria and to the treatment of capitalized interest.

On April 2, 2003, CPCECABA issued Resolution MD No. 11/2003 establishing that the effect of the inflation restatement of the original cost of assets must not be considered to be a temporary difference as it is not a different valuation basis (see note 2.6).

In order to book the temporary differences, the Company applied the liabilities method: the determination of net deferred tax assets or liabilities is based on temporary differences charged to the “Income tax” caption in the consolidated income statements.

The Company’s Management evaluates the recoverability of deferred tax assets based on estimates. Ultimately, the recoverability of deferred tax assets depends upon the Company’s ability to generate enough taxable income during the periods in which these temporary differences are expected to be deductible.

Considering its estimates, the Company’s Management takes into account the reversal time period of deferred tax liabilities, projected taxable income and tax planning strategies. This assessment is based on a series of internal forecasts updated to reflect current trends. In accordance with accounting principles in force, the Company must recognize deferred tax assets when future deductibility is likely. Therefore, considering the legal requirements of limitation periods applicable to tax loss carryforwards and the variables which affect the future taxable results, including the one related to the possible effect of the outcome of the pending tariff renegotiation (see notes 1 and 10.1), Telefónica has booked a reserve for the balance of net deferred tax assets whose recovery depends upon the generation of future taxable income. Telinver has projected a taxable income for the fiscal year 2005 and Telinver´s Management has decided to partially reverse the balance of the deferred tax assets reserve in an amount of 5 million.

Under the Public Emergency and Exchange System Reform Law No. 25,561, as implemented by Decree No. 2,568/02, losses generated by the effect of the Argentine Peso devaluation on monetary assets and liabilities in foreign currency involved in the generation of Argentine-source income, existing as of January 6, 2002, valued at an exchange rate of $1.00 per US$1.00, should be adjusted using an exchange rate of $1.40 per US$1.00, and be carried forward five years as from the date of the enactment and used to offset income taxes at a proportion of 20% each year.

The Company’s foreign exchange tax loss as calculated by the above procedures and by application of a $1.40 exchange rate for the U.S. dollar was approximately 750 million, which are computed in equal parts in five years starting December 31, 2002. Approximately 150 million will be computed for tax purposes in the fiscal year ended December 31, 2005, while remaining balance of 150 million will be carried forward and applied to offset taxes over the next year.

As of December 31, 2004 the Company and Telinver kept a tax loss carryforward of approximately 2,480 million (868 million at a 35% tax rate), that could be applied to offset future income tax charges until 2007. The Company has estimated taxable income of approximately 619 million (629 million corresponding to Telefónica) for the period ended September 30, 2005, that would be offset against cumulative tax loss carryforwards existing at the beginning of the fiscal year.

		Tax loss carryforwards
Maturity year	Original year	(amounts in million of pesos)
		(1)

2007	2002	1,861

(1)	Net of 629 million corresponding to estimated taxable income of Telefónica for the nine- month period ended September 30, 2005.

The following table presents the components of the Company’s consolidated deferred tax balances:

	September 30, 2005		December 31, 2004

Deferred tax assets

Income tax on tax loss carryforwards	651	(1)	868
Exchange differences deductible in future
periods/years	67		108
Allowance for doubtful accounts	55		47
Accrual for reverses and other non-
deductible allowances and accruals	177		162

	950	(2)	1,185	(2)
Allowance for deferred tax net assets	(820)	(2)	(1,051)	(2)

Subtotal	130		134

Deferred tax liabilities

Fixed assets	(107)		(110)
Dismissal accrual for tax purposes	(14)		(14)
Other liabilities	(4)		(5)

Subtotal	(125)	(2)	(129)	(2)

Total	5		5

(1)	Net of 217 million of taxable income for the nine-month period ended September 30, 2005, that would be fully offset by accumulated tax loss carryforwards from previous years.

(2)	As of September 30, 2005, the effect of discounting the balances of deferred tax assets, deferred tax liabilities and allowance for deferred tax net assets in accordance with accounting rules of the CPCECABA would have resulted in a reduction of those balances of 62 million, 21 million and 41 million, respectively. As of December 31, 2004, this effect on deferred tax assets, deferred tax liabilities and allowance for deferred tax net assets would have resulted in a reduction of those balances of 9 million, 4 million and 5 million, respectively.

The following is the reconciliation of the income tax amount resulting from the application of the corresponding tax rate on net income before tax and the amount charged to the income statement (that has been nil for the nine-month periods ended September 30, 2005 and 2004):

	September 30, 2005	September 30, 2004

Net income/(loss) before tax at statutory
income tax rate	98	(13)

Permanent differences:

Net non-taxable results	(2)	2
Inflation restatement effect	135	159
Reversal of allowance for deferred tax
assets	(231)	(148)

Total	-	-

Additionally, the Company calculates the Tax on minimum presumed income by applying the effective tax rate of 1% on certain production assets valued according to the tax regulations in effect as of the end of the period/year. This tax is supplementary to the Income tax. The Company’s tax liabilities for each fiscal year will be the higher of these two taxes. However, if the

Tax on minimum presumed income exceeds Income tax during one fiscal year, such excess may be computed as prepayment of any Income tax excess over the Tax on minimum presumed Income that may arise in the next ten fiscal years.

The Company has determined a Tax on minimum presumed income charge for the period ended September 30, 2005 in an amount of 27 million that was included in the caption “Other non current receivables” as the Company’s Management has estimated that such tax would be recoverable based on its tax projections and the terms for recovery established by the law (10 years). The amounts booked as Tax on minimum presumed income credit have been measured at their discounted value, on the basis of the Company’s tax projections.

l) Shareholders’ equity accounts:

Shareholders' equity accounts have been restated as described in note 2.2 except for “Capital stock - Outstanding shares”, which is stated at its original amounts. The adjustment required to restate this account in constant Argentine Pesos (see note 2.2) is included in the “Comprehensive adjustment to capital stock”.

m) Revenue recognition:

Revenues and expenses are credited or charged to income on an accrual basis. The Company recognizes income from fixed telephony services (local and long distance, prepaid cards and access to the network, among others) based on the use of the network. Charges for the installation of telephone lines or interconnection services are recognized as revenues when the service connection is made.

The Company recognizes income from sales of equipment when they are delivered and accepted by its customers. For contracts where the Company provides customers with an indefeasible right to use network capacity, the Company recognizes revenue ratably over the term on stated life of the agreement. In addition, the effects of the adjustment of prices agreed upon with customers in relation to services rendered are recognized when all necessary conditions are met to consider them as revenues.

The Company recognizes revenues and cost of sales for sales of advertisements in telephone directories when the directories are published and distributed. For the main telephone directories undergoing the process of edition as of September 30, 2005 and 2004, the total amount of sales not yet booked as income, because of the revocability of the advertisement orders as of that dates, is 32 million and 43 million, respectively.

As of September 30, 2005 and 2004 charges for the use, depreciation and amortization of non-monetary assets (materials, inventories, fixed assets and intangible assets) have been stated based on the inflation restated amounts of such assets (see note 2.2).

n) Net earnings/loss per share:

The Company calculates the net earnings/loss per share on the basis of 1,746,050,074 common shares (net of 2,355 common treasury shares) with a face value of $1 and with a vote per share.

2.4. Comparative Financial Statements

According to TR No. 8, the Company’s consolidated financial statements as of September 30, 2005 and for the nine-month period then ended, have been presented with the following comparative information:

–	Consolidated balance sheet: as of December 31, 2004.

–	Consolidated statements of operations, of changes in shareholders’ equity and cash flows: for the nine-month period ended September 30, 2004.

The same disclosure criteria have been used in the preparation of supplementary information that disaggregates the data contained in the financial statements mentioned above. Certain amounts as of December 31, 2004 and as of September 30, 2004 have been retroactively adjusted for comparative purposes.

2.5 Concentration of operations and credit risk

     In the Company’s Management opinion, Telefónica does not have a significant credit risk concentration. The Company analyzes potentially doubtful accounts and records the related allowance. The maximum credit risk involved does not differ significantly from the accounts receivables amount reflected in the consolidated balance sheet as of each date.

2.6 Unifying of accounting principles

     In August 2005, the CPCECABA approved Resolution CD No. 93/2005, which introduced a series of changes in the professional accounting principles as a result of the agreement reached with the FACPCE to unify Argentine professional accounting principles. Such Resolution is mandatory for the Company as from January 1, 2006, while early adoption is permitted. In addition, it contemplates transition rules that postpone the mandatory application of certain changes to fiscal years started as from January 1, 2008.

The most relevant changes for the Company would be as follows:

a) The difference between the inflation-adjusted carrying value of fixed assets (and other non-monetary assets) and their tax base is defined as a temporary difference that would result in the recognition of a deferred tax liability; however, it may still be considered as a permanent difference provided that certain supplementary information is filed,

b) The segregation of the financial components implied in trade transactions and the discount of non-trade and financial receivables and liabilities must be made upon their initial measurement, and any waivers based on the existence of a context of economic stability or the current nature of the receivable and liability balances are eliminated; and

c) For any issues not contemplated in the general or specific accounting principles that cannot be solved by applying the accounting rules’ Conceptual Framework, the International Financial Reporting Standards and the interpretations approved by the International Accounting Standards Board, as in effect for the fiscal year in which they are applied, will be alternatively applicable.

     As of the date of these consolidated financial statements, the CNV has not yet issued a decision on the extent to which it will incorporate the changes in the professional accounting principles to its own regulations. In addition, the Company’s Management is analyzing the effects of the unification of accounting principles mentioned above.

2.7 Financial instruments with off-balance sheet risk and concentrations of credit risk

      Hedging Policy

     An essential element of the exchange rate management policy is to minimize the negative financial results due to variations in the exchange rates, while still being able to maintain open currency positions (under strict risk supervision). The primary objectives of the policy are: (i) to secure the payments in foreign currency, hedging firstly the short term payments and then hedging the long term ones, including through derivative instruments; (ii) to cover the Company's indebtedness in foreign currency as disclosed in the consolidated balance sheet as they become due and (iii) to modify the composition of the Company's financial indebtedness, or to refinance it by issuing Peso-denominated debt or entering into agreements to Peso denominated debts.

     During the fiscal years 2002 and 2003, the Company has been unable to hedge the foreign exchange risk related to the foreign currency denominated debt due to the lack of depth of the peso/dollar derivative market, appropriate counterparts or high costs of such transactions. As of September 30, 2005, the Company keeps bank and financial indebtedness in foreign currency for an amount equivalent to 2,489 million and for the purpose of partially hedging its indebtedness in foreign currency, the Company has deposits in US dollars as of that date for an amount of US$ 79 million.

The main aspects of the hedging policy of the Company are the following:

i. Existence of a clearly identified risk and the risk management objectives and strategies.

     Since the Convertibility Law pegged the peso at a value of $1 per US$1, exchange rates risks were mainly related to changes in the value of the peso/US dollar in comparison with currencies other than the Argentine peso and the US dollar. In January 2002, the Argentine government devalued the Argentine peso and currently the peso/US dollar exchange rate is determined by a free market with certain controls.

     Until 2002, the Company did not hedge its US dollar-denominated debts obligations because under the Convertibility Law the peso/US dollar exchange rate was essentially fixed at parity and the Company had revenues stream linked to the US dollar because rates were denominated in US dollars and converted into pesos at the end of each month. However, in some cases, the Company hedged US dollars against Japanese yens and euros (see point iii.a)). Before the Convertibility Law, according to the Transfer Contract, the rates were to be restated for inflation in Argentina and in certain extraordinary circumstances, by a specific formula which considered both the effect of the inflation and the variation in exchange rates. Since the end of the Convertibility Law almost all of the Company's revenues are stated in pesos but almost all of the Company's debt was denominated in foreign currency, so the Company had a mismatch between revenues and its financial debt in foreign currency.

As a consequence of the above mentioned mismatch the Company established a policy of partially hedging the Company’s exposure to exchange rate risk derived from the fluctuation between the value of the peso against foreign currencies and its effects on certain future short-term payments of the Company’s debt obligations denominated in foreign currencies. Moreover, the Company’s policy does not include the holding of derivative instruments to hedge the exposure to interest rate risk.

The Company has no financial instruments for trading purposes.

ii. Matching the main features (notional, maturity date, and interest payment dates) of the underlying and one side of the derivative.

     The Company tries to obtain this balance especially for the foreign currency debt and derivatives hedging payments in foreign currency. Even when a perfect hedge of the flows is sought, the lack of depth of the Argentine's derivative markets has led historically to imbalances between the characteristics of the hedges and the underlying debts, which however, have not been significant with respect to the purpose of the hedge. The Company intends to reduce those imbalances as mentioned below, as long as this does not involve disproportionate transaction costs.

     The Company documents at the inception of the transaction the relationship between hedging instruments and hedged items; this process includes linking all derivatives designated as hedges to specific assets and liabilities or to specific firm commitments in foreign currency.

iii. Capacity to revaluate derivative instruments at market prices.

     The Company uses internal valuations for the derivatives instruments which are verified with independent parties' valuations (e.g. bank valuations).

      As part of its hedge policy, the Company has entered into the following financial instruments:

a)	Swaps:

In September 1999, the Company entered into a foreign currency swap agreement with Citibank N.A. to hedge the risk of fluctuations in the yen-US dollar exchange rate, in connection with the loan amounting whose nominal amount as of September 30, 2005 was 5.7 billion yens granted by The Export Import Bank of Japan (currently the Japan Bank for International Cooperation) and maturing in February 2011, which accrues interest at a rate of 2.3% per annum. Such swap agreement provides a fixed exchange rate of 104.25 yens per US dollar. The interest rate to be paid to Citibank N.A. during the validity of the loan for the US dollars received is 7.98% per annum. As of September 30, 2005 the related liability, taking into account the effect of the above mentioned swap and the additional interest accrued, amounts to US$58 million. The contract establishes, among other provisions for this type of transaction, certain events of default under which the creditor may accelerate payment terms. Events of default include failure to pay financial debts for amounts in excess of 2% of the Company's shareholders' equity.

Additionally, during December 1999, the Company entered into a foreign currency swap agreement with Citibank N.A. to hedge the risk of fluctuations in the euro-US dollar exchange, in connection with a portion of the net position of assets and liabilities in euros, including the balance of the loan granted by Istituto Centrale per il Credito a Medio Termine (“Mediocredito Centrale”) which matures in November 2017, and accrues interest at a rate of 1.75% per annum. Such swap agreement has an 8-year term until November 2007 and provides a fixed exchange rate of 0.998 euro per US dollar. The interest rate paid to Citibank N.A. during the validity of the loan for the US dollars to be received is 2.61% per annum.

b) Options:

Call Spreads: in September 2004 the Company entered into an agreement with Telefónica Internacional S.A. (“TISA”) for two new strategies of exchange rate options, known as “Call Spread”, with maturities in January and February 2005. These Call Spreads consisted of an acquisition of a call option and a sale of a call option with different strike prices for a specific amount of currency.

Options could be exercised only upon maturity thereof. Upon each maturity date, January and February 2005, the options were not exercised because the exchange rate prevailing at those dates was outside the strike band of the options. The cost of the premium paid has been charged to the Company’s consolidated income statement.

As of September 30, 2005 there are no pending option transactions.

2.8 Law of Public Emergency – rules and regulations currently in force

Starting in early December 2001, the national authorities implemented several monetary and foreign exchange control measures, announcing that the country would default on the payment of services of its sovereign debt, and enacting Law No. 25,561 of Public Emergency and Exchange System Reforms that implied a profound change in the economic model in force as of that time and amended the Convertibility Law in force since March 1991 (mainly due to the devaluation of the peso and the conversion to pesos of the obligations to deliver sums of money, both related and not related to the financial system).

Other regulations were issued subsequently, amending some of the above mentioned regulations. The main aspects of such other regulations as of the approval of these consolidated financial statements are:

a) the Public Emergency and Exchange System Reform Law No. 25,561 established the pesification into Pesos of originally US dollar-denominated utility tariffs previously agreed upon in US dollars at the US$1.00 to $1.00 exchange rate and authorized the National Executive Power to renegotiate agreements (see Note 10.1);

b) an extension in the National Public Emergency situation until December 31, 2005;

c) suspension of dismissals without justified cause until December 31, 2005 and the establishment of penalties consisting in the payment of an additional amount equivalent to 80% of the termination pay set forth by labor regulations if employees were to be dismissed without just cause, except in relation to personnel hired as from January 1, 2003. This is how the Argentine Government is proceeding with a stepwise reduction of the penalty formerly consisting in two times the applicable termination pay with the aim expressed in the law of fully eliminating this penalty if unemployment rates drop to less than 10%.

3. DETAIL OF THE MAIN BALANCE SHEET AND INCOME STATEMENT ACCOUNTS

3.1 Breakdown of the main accounts

Below is a breakdown of the main accounts (foreign currency balances are presented in note 22.g):

a) Cash and banks:

Current

September 30,

December 31,

2005

2004

Banks

14

15

Total

14

15

b) Trade receivables:

	Current		Noncurrent

	September 30,	December 31,	September 30,	December 31,
	2005	2004	2005	2004

Without maturity	32	22	-	-
Past due (3)	353	275	13	14
Current	167	176	-	-

Subtotal (2)	552	473	13	14
Allowance for doubtful accounts (1)	(172)	(149)	(10)	(10)

Total	380	324	3	4

(1)	See note 22.e).

(2)	In 2005 and 2004, includes 30 million and 24 million, respectively, corresponding to related companies (see note 15.3).

(3)	In 2005 and 2004, net of 8 million totally reserved.

c) Other receivables:

	Current		Noncurrent

	September 30,	December 31,	September 30,	December 31,
	2005	2004	2005	2004

Guarantee deposits	2	3	2	-
Prepayments to vendors	3	3	-	-
Related companies receivables (1)	11	25	-	-
Financial Prepayments	-	10	-	-
Financial Instruments (4)	1	1	1	3
Prepaid expenses	3	1	1	-
Prepaid services (5)	8	14	-	-
Legal deposits	5	7	-	-
Tax on minimum presumed income	-	-	144	126
Patriotic Bond (2)	-	-	-	84
Net Deferred tax asset (3)	-	-	825	1,056
Prepaid insurance	3	3	-	-
Other (6)	19	19	4	1

Subtotal	55	86	977	1,270
Allowance for impairment of Patriotic
Bond (note 22.e) (2)	-	-	-	(56)
Allowance for Deferred tax assets
(note 22.e) (3)	-	-	(820)	(1,051)
Allowance for other receivables (note
22.e)	(1)	(2)	-	-

Total	54	84	157	163

(1)	See note 15.3.

(2)	See notes 2.3.c) and 14.

(3)	See note 2.3.k).

(4)	See note 2.7.

(5)	See note 9.1.

(6)	In 2005 and 2004, net of 9 million totally reserved.

d) Inventories:

	Current

	September 30,	December 31,
	2005	2004

Raw materials and supplies	1	1
Directories in edition process	8	2
Telephone equipment and other equipment	7	8

Subtotal	16	11
Allowance for impairment in value and slow
turnover (note 22.e)	(3)	(3)

Total	13	8

e) Other assets:

	Current

	September 30,	December 31,
	2005	2004

Real property intended for sale	3	3

Total	3	3

f) Trade payables:

	Current		Noncurrent

	September 30,	December 31,	September 30,	December 31,
	2005	2004	2005	2004

Vendors, contractors and
correspondents (2)	300	296	2	2
Management fee (3)	63	70	-	-
Billing on account and behalf of
cellular and audiotext companies	46	53	-	-
Services collected in advance (1)	17	5	62	65

Total	426	424	64	67

(1)	In 2005 and 2004 includes deferred revenues related to the sale of indefeasible rights to use network capacity, recognized by the straight line method during the life of the agreement. In 2005 and 2004 includes 3 million and 5 million, as current amount and 58 million and 60 million as noncurrent, corresponding to related companies (see note 15.3).

(2)	In 2005 and 2004, includes 34 million and 30 million, respectively, corresponding to related companies (see note 15.3).

(3)	See note 15.3.

g) Bank and financial payables:

	Current		Noncurrent

	September 30,	December 31,	September 30,	December 31,
	2005	2004	2005	2004

Negotiable obligations (1)	702	346	1,977	2,251
Imports financing	10	15	7	13
Long-term financing	8	8	57	70
Foreign bank loans	39	93	120	166
Local bank loans	72	123	-	-
Related company –TISA (2)	39	595	-	-

Credit balances with banks	18	29	-	-

Total	888	1,209	2,161	2,500

(1)	See note 12.

(2)	See notes 13 and 15.3.

h) Payroll and social security taxes payable:

	Current		Noncurrent

	September 30,	December 31,	September 30,	December 31,
	2005	2004	2005	2004

Vacation and bonus accrual	44	48	-	-
Social security taxes payable	15	15	-	-
Pre-retirement agreements and
others (1)	11	15	13	16
Incentive plan for executives (2)	-	-	1	-
Other	11	2	-	-

Total	81	80	14	16

(1)	Pre-retirement agreements mature through 2009, and do not have any adjustment clauses. This amount includes 8 million related to benefits granted to employees included in such agreements, which are to be allocated by them to social security tax payments corresponding to the period between the date of the agreement and September 30, 2005 and are to be paid by the Company until the worker qualifies to obtain legal pension benefits.

(2)	See note 20.

i) Taxes payable:

	Current

	September 30,	December 31,
	2005	2004

Turnover tax accrual (net of prepayment)	12	12
Health and safety taxes	26	24
Value added tax	23	15
Tax on minimum presumed income (net of
prepayment)	13	9
Other	48	35

Total	122	95

j) Other payables:

	Current		Noncurrent

	September 30,	December 31,	September 30,	December 31,
	2005	2004	2005	2004

Financial instruments (1)	10	10	11	4
International Telecommunication Union
(“U.I.T”) (3)	21	21	-	-
Related companies payables (2)	11	13	-	-
Other	16	19	19	25

Total	58	63	30	29

(1)	In 2005 corresponds to foreign currency swap agreements and in 2004 corresponds to foreign currency swap agreements and currency option agreements (see note 2.7).

(2)	See note 15.3.

(3)	See note 11.b).

k) Cost of services provided:

	September 30,	September 30,
	2005	2004

Telecommunications services (note 22.h)	(1,427)	(1,406)
Cost of services provided (note 22.f)	(25)	(16)

Total	(1,452)	(1,422)

l) Other expenses, net:

	September 30,	September 30,
	2005	2004

Employee terminations (note 22.h)	9	32
Contingencies	35	33
Miscellaneous, net	(2)	11

Total (note 22.h)	42	76

m) Other holding and financial income/(loss) on liabilities:

	September 30,	September 30,
	2005	2004

Deferred expenses amortization	(6)	(7)
Tax on bank account credits and debits	(9)	(9)

Total	(15)	(16)

3.2 Aging of current investments, receivables and payables as of September 30, 2005

	Assets			Liabilities

	Current investments	Trade receivables (a)	Other receivables (c)	Trade payables	Bank and financial payables	Payroll and social security taxes payable	Taxes payable	Other payables

Past Due:
Up to three months	-	167	2	1	-	-	-	-
From three to six months	-	27	-	23	-	-	-	-
From six to nine months	-	19	-	3	-	-	-	-
From nine to twelve months	-	17	-	1	-	-	-	-
From one to two years	-	31	-	1	-	-	-	-
From two to three years	-	29	-	4	-	-	-	-
Over three years	-	76	-	-	-	-	-	-
Without maturity	47	32	22	32	18	-	63	36
Current:
Up to three months	406	149	19	346	341	34	46	4
From three to six months	-	9	5	6	235	33	-	12
From six to nine months	-	6	3	8	71	6	13	1
From nine to twelve months	-	3	3	1	223	8	-	5
From one to two years	-	-	14	4	87	6	-	14
From two to three years	-	-	34	5	955	5	-	11
From three to four years	-	-	107	3	34	2	-	3
From four to five years	-	-	-	3	33	1	-	-
Over five years	-	-	2	49	1,052	-	-	-

Subtotal:	453	565	211	490	3,049	95	122	86
Allowance for doubtful accounts	-	(182)	-	-	-	-	-	-
Benefits under the Collective Labor
Agreements	-	-	-	-	-	-	-	2

Total	453	383	211	490	3,049	95	122	88

Balances
Percentage accruing interest at fixed
rate	96%	1%	2%	-	89%	-	-	24%
Percentage accruing interest at
variable rate	-	39% (b)	1%	-	8%	-	-	-
Percentage accruing income at
variable rate	4%	-	-	-	-	-	-	-
Interest
Annual average interest rate in
foreign currency	4%	-	2%	-	9%	-	-	6%

Annual average interest rate in local
currency	6%	27%	8%	-	8%	-	-	-

(a)	Includes 13 million past-due classified as noncurrent taking into account Company´s Management estimates regarding probable collection terms.

(b)	Such percentage is related to the portion of receivables over which surcharges are applicable for being in arrears. The rate indicated is that corresponding to bills collected with such surcharges.

(c)	Not including amounts corresponding to net deferred tax assets totally reserved.

4. RESERVE FOR FUTURE DIVIDENDS

Different Shareholders’ Meetings authorized the setting aside of a Reserve for future dividends, which was to be used for paying cash dividends, at the Board’s discretion. However, owing to the fact that the Company has accumulated losses, the Board of Directors would not currently be able to utilize such reserve for paying cash dividends until those losses are absorbed and there are liquid and realized profits.

5. REGISTRABLE ASSETS

On October 27, 1994, “ENTel in liquidation” issued Resolution No. 96/94 whereby it undertakes to perform all necessary acts to accomplish the transfer of title of registrable assets for such time as may be necessary, notifying Telefónica 60 days before the date that may be defined as the expiration of ENTel´s commitment. This resolution recognized that the licensee companies will be entitled to claim the indemnity stipulated in the Transfer Contract for the real property whose title had not been conveyed to them by the time of the expiration of the above-mentioned period. As of September 30, 2005 these assets have a net book value of about 586 million and approximately 513 million (both amounts restated as described in note 2.2) of them have been registered in the Company’s name. In the Company’s Management opinion, the registration of title of a major portion of the most significant assets contributed by ENTel will be successfully completed. Accordingly, in Company Management's opinion the final outcome of this matter will not have a significant impact on the Company's results of operations and/or its financial position.

6. SUBSIDIARIES AND AFFILIATES

6.1. Telinver

On January 3, 2005, Telinver assigned to Telefónica, pursuant to three assignment agreements, an amount of US$ 39 million corresponding to Telinver’s total indebtedness to TISA, which in turn tendered its express consent to the assignments. In addition, pursuant to the agreements referred, Telefónica and TISA agreed to renegotiate the interest rate imposed on the indebtedness assigned. In consideration for the assignment, Telinver subscribed two loan agreements in Argentine Pesos for an amount of approximately 71 million and 45 million, respectively.

Subsequently, on February 14, 2005, Telinver's Ordinary Shareholders' Meeting approved a capital increase of 71,519,163. The Company subscribed this increase through the capitalization of the first loan agreement mentioned in the previous paragraph. The remaining debt of 45 million as of the date of the capitalization mentioned in the above paragraph is to be repaid by Telinver in 8 semi-annuall installments and at an 11% annual nominal interest. Due to the capitalization as of September 30, 2005 Telinver holds a shareholders’ equity amounting to 29 million. However, due to the amount of accumulated losses as of that date, Telinver falls under the conditions for mandatory capital reduction established in Section 206 of Law No. 19,550, because losses exceed reserves and 50% of the capital stock. Decree No. 540/05 of the National Executive Power extended until December 10, 2005 the suspension declared on the enforcement of Section 206 of the Business Association Law. See note 21.

6.2. E-Commerce Latina S.A.

The Company holds together with Alto Palermo S.A. a 50% interest in E-Commerce Latina S.A. for the development of an e-commerce shopping center.

Additionally, the parties undertook to make a voluntary capital contribution for the development of new business lines for a maximum of 12 million, 75% of which is to be contributed by the Company.

7. CAPITAL STOCK

Over the last fiscal years, the Company's capital stock has been as follows (amounts stated in Argentine Pesos):

Classes of shares	Capital stock as of December 31, 2002,
2003 and 2004 and as of September 30,
2005 (1)

Class A	1,091,847,170
Class B	654,205,259
Total (2)	1,746,052,429

(1)	Subscribed and paid in, outstanding and authorized for public offering.

(2)	All shares have equal voting rights.

8. LIST OF CONDITIONS AND THE TRANSFER CONTRACT. EXCLUSIVITY AND MAINTENANCE OF THE LICENSE

The List of Conditions (“List”) and the Transfer Contract established certain obligations of which the following are still in effect:

a)	The assets contributed to Telefónica used in providing telecommunications services may not be sold, assigned, transferred or encumbered in any way.

b)	Certain shareholders of Telefónica's parent company are required to retain a specified interest in that company’s common capital stock. In addition, Compañía Internacional de Telecomunicaciones S.A. (“COINTEL”), is obliged to hold Series A shares representing 51% of Telefónica's total capital stock.

c)	All or a substantial part of the provision of the telephone service is to be maintained, and Telefónica's main business and principal place of business in Argentina may not be changed.

d)	In addition, Telefónica is to meet certain objectives related to the services provided. The most important of these objectives are efficiency and service quality. In addition, suppliers of data and added value services are to be given equal access to telephone lines.

In case of serious noncompliance with the provisions in a) through d), Telefónica's license could be revoked once the procedures set forth in the List have been completed. Telefónica's license, however, would not be revoked, should Telefónica have obtained prior Regulatory Authority approval for any of the situations described above in a) and b).

In addition, Decree No. 264/98 set forth both optional and mandatory operating conditions with respect to the provision of basic telephone services. Such mandatory conditions include mainly permitting other providers to interconnect to the company’s network (including voice and data transmission service) and the installation of a minimum number of new lines.

In the opinion of the Company’s Management, the Company has met all of the above-mentioned obligations.

Although the effectiveness of Decree No. 264/98 was subject to the conclusion of certain legal proceedings, the Company believes that is unlikely that the outcome of those proceedings would significantly slow the trend towards increasing competition.

9. COMMITMENTS

9.1 IBM

On March 27, 2000, the Company’s Board of Directors approved the outsourcing through IBM of the operation and maintenance of the infrastructure of some of the Company’s information systems. Telefónica, Telinver, Telefónica Comunicaciones Personales S.A. (“TCP S.A.”) and Telefónica Data Argentina S.A. (“TDA S.A.”) executed a contract with IBM whereby the Company outsourced the operation and maintenance of the information technology infrastructure to IBM for six and a half year term, and there is a transfer to IBM of the assets used to render the services outsourced under the contract at a stated price.

1. Service Price: over the duration of the contract, the Company committed to pay IBM a monthly charge as consideration for the base line services to be rendered under the contract, and other charges for the use of additional resources. The payment terms include decreasing monthly installments.

2. Transfer of Equipment: the agreement stipulated that at the inception of the contract, the Company should transfer to IBM, at a fixed price, the assets that were designated to provide the services at that date. In addition, the agreement stipulated that at contract expiration IBM shall transfer to the Company, at a fixed price, the assets that were designated to provide the services at that date.

3. Renewal of the Agreement: fifteen months before the expiration of the agreement, the parties shall meet to discuss a possible extension. The parties shall conduct negotiations for three months. If the parties do not agree to an extension prior to twelve months before the expiration of the agreement, the agreement shall be terminated on the termination date.

     As of the date of these consolidated financial statements, the Company has started with the renegotiation process of the agreement.

     The following is a summary of the primary contractual cash flows related to Company and its controlled company, Telinver, agreement with IBM, as it was originally stipulated in 2000:

(in millions of US dollars from 2000 to 2006)

Assets acquired by IBM	24.5
Baseline monthly installments (service fee total
payments)	(218.6)
Repurchase of assets	(14.9)
Refund (only if contract is renewed)	3.3

As a result of the devaluation of the peso, the Company renegotiated the contract originally denominated in US dollars. On the basis of a supplementary contract agreed upon by the parties the Company undertook, among other obligations, to pay IBM for the services rendered pursuant to the contract from January 2004 to December 2006 the amount of 44.8 million and US$ 35.8 million in monthly installments. In addition, the referred agreement contemplates the possibility of renegotiating the amount in pesos semiannually upon request by the parties.

9.2 Other

Telefónica signed contracts for lease of satellites, vehicles and real property and operation and maintenance of submarine cables, which include approximately 44 million of minimum future payments as of September 30, 2005.

10. RATES

10.1 Rate regulations

Decree No. 764/00, issued to de-regulate telecommunications services, sets forth that providers may freely establish the tariffs and/or the prices of the services supplied to objective categories of clients, which must be applied non-discriminatorily. However, if there were no effective competition, as it is the case with the services that generate a substantial part of the Company’s income, historical providers shall respect the maximum tariffs laid down in the General Tariff Structure. Below the values established in such tariff structure, these providers may establish their tariffs freely. To determine the existence of effective competition, the historical providers shall demonstrate that another or other providers of the same service have obtained 20% of the total revenue for such service in the local area of the Basic Telephony Service involved. Additionally, in the case of national and international long distance services, effective competition shall be deemed to exist when customers in the area are able to choose through out the dialing selection method among more than two service providers offering more than one destination.

In 2000, the Company filed a request to the effect that effective competition be officially acknowledged in the Buenos Aires Multiple Area (“AMBA”). Pursuant to Resolution SC No. 304/03, the S.C. established that the Company should readjust the presentations submitted, supplying additional information. The Company has complied with this request and no resolution has yet been made in the case.

For the areas and services for which effective competition has not been declared to exist, tariff agreements established that the maximum tariff per pulse should be expressed in US dollars in addition to a right for the Company to choose whether to adjust such tariff from April 1 to October 1 of each year based on the variation in the Consumer Price Index of the United States of America. However, the Public Emergency and Exchange System Reform Law No. 25,561, dated January 6, 2002, provided that in the agreements executed by the Federal Administration under public law regulations, including public works and utilities, indexation clauses based on foreign countries’ price indexes and any other indexation mechanisms are annulled. Law No. 25,561 also established that the prices and tariffs resulting from such clauses are denominated in Pesos at the $1 to US$ 1 exchange rate. Furthermore, this law authorized the National Executive Power to renegotiate the above contracts taking into account the following criteria in relation to public utilities: (a) the impact of tariffs on the competitiveness of the economy and on distribution of income; (b) service quality and investment plans, when such aspects are contemplated in the contracts; (c) the interest of users and access to the services; (d) the security of the systems comprised; and (e) the profitability of the companies.

The National Executive Power, by means of Decree No. 293/02, entrusted the Economy Ministry with the renegotiation of such agreements, including agreements that govern the provision of basic (fixed) telephony services. Decree No. 311/03 created a Renegotiation and Analysis of Public Utilities Agreements Unit, which shall be headed by the Ministers of Economy and Production, National Planning, Public Investment and Services. The referred Unit will be in charge of proceeding with the renegotiation process.

Decree No. 120/03 authorized the Argentine Government to provide for interim tariff reviews or adjustments as may be deemed necessary or convenient for the purpose of ensuring the continued availability, safety and quality of services provided to users under these contracts until the conclusion of the renegotiation process.

Law No. 25,790 sets forth that the term to renegotiate the agreements for public works and utilities is to be extended until December 31, 2004, term that has been further extended until December 31, 2005 pursuant to Law No. 25,972. The National Executive Power shall be responsible for submitting the renegotiation proposals to National Congress, which will have to communicate its decision within a period of 60 running days counted from the date of reception of the proposal. In the event that the above-mentioned period expires without National Congress having reached a solution, the proposal shall be deemed accepted. If the proposal is rejected, the National Executive Power shall resume the process to renegotiate the respective agreement. This rule establishes that the decisions adopted by the National Executive Power in this renegotiation process shall not be limited to, or subject to, the stipulations contained in the before mentioned regulatory frameworks currently governing the concession or licensing agreements for the respective public utilities. Renegotiation agreements may cover partial aspects of concession or licensing agreements, contain formulas to adjust such agreements or temporarily amend them and include the possibility of agreeing upon periodical reviews, as well as the establishment of conditions that must be met by the quality parameters applied to services. If there were temporary amendments, they should be taken into consideration in the terms of the final agreements reached with concessionaires or licensees. The legal provisions do not authorize public utilities contractors or concessionaires to suspend or alter compliance with their duties.

Under the legal framework described, on May 20, 2004, the Company, Telecom Argentina S.A. (“Telecom S.A.”) and the Argentine Government signed a Memorandum of Understanding (the “Memorandum of Understanding”) pursuant to which they agreed to maintain the General Tariff Structure currently in force for the Basic Telephony Service until December 31, 2004, without waiving the Company’s rights. The parties also ratified their intent to reach a final contractual renegotiation before December 31, 2004, which finally did not happen. In addition, pursuant to the provisions of the Transfer Contract, they agreed that any new tax or charge, or any variation in those currently in force, subject to the control of Regulatory Authorities as established in subsections a), c) and d) under paragraph 12.15 of the List of Conditions, shall be broken down in the bills issued to customers for services in the jurisdictions levied with the respective tax or charge.

With the objective of establishing mechanisms to enhance access to telecommunications services, in the Memorandum of Understanding, an agreement was reached to implement the measures necessary to develop the following services:

a) Virtual telephony cards for the beneficiaries of the Head of Household Plan and for pensioners who do not have a telephone line and who meet the eligibility requirements set forth in the respective resolution.

b) Internet access service in all its provincial centers at discount prices.

c) Addition of the Heads of Household who own a telephone line and meet the respective eligibility requirements for registration, to be registered for the Program “Retirees, Pensioners and Low-Consumption Households”.

As stated in this Memorandum of Understanding, the S.C. issued Resolutions No. 261, No. 272 and No. 73, dated November 12, 2004, November 23, 2004, and March 31, 2005, respectively.

Resolution No. 261 approved the Company's promotional offer to provide dial-up Internet access service as described in sub-paragraph b) at lower prices to customers in urban areas located more than thirty (30) kilometers away from the Company's current hubs for the supply of 0610 Internet access service, in order to increase the number of areas that will have access to this service and based on discounts granted over telephone rates.

Pursuant to Resolution No. 272, the S.C. accepted the Company's proposal to implement the "Virtual Telephony" service for the beneficiaries of the Head of Household Plan mentioned in sub-paragraph a), consisting in the Value Added Voice Messaging Service, with a related telephone number, that allows users to receive and store messages, available in the Buenos Aires Multiple Area, La Plata, Mar del Plata, Mendoza, Bahía Blanca and Neuquén.

Pursuant to Resolution No. 73, dated March 31, 2005 and the clarifying Resolution No. 149 dated

June 21, 2005, the Company and Telecom S.A. were instructed to include the beneficiaries of the Head of Household Plan who already own a telephone line in the customer category “Retirees, Pensioners and Low-Consumption Households” as long as they meet the respective requirements for such category. For that purpose, the Company is under the obligation to request the National Social Security Authorities (Anses) to supply it with the National Register of Beneficiaries of the Head of Household Plan.

In the opinion of the Company's Management, the application of the issues mentioned in sub-paragraphs a), b) and c) will not have a significant impact on the Company's future results.

During the final months of 2004 and the beginning of 2005, the Argentine Government reached letters of understanding with several providers of public utility services, which established tariff adjustments of 15% to 30% and a new term for their review. These agreements will be validated once they are signed as Argentine decrees. As of the date of issuance of these consolidated financial statements, however there have been no letters of understanding or tariff adjustments for the telecommunication services.

On March 8, 2005 the Ministry of Economy and Production and Federal Planning, Public Investment and Services, pursuant to Resolutions No. 123 and No. 237, respectively, scheduled public audiences with electricity and gas companies in order to analize tariff increases. However, as of the date of issuance of these consolidated financial statements no telecommunication service companies have been notified of a date for an audience.

In the opinion of the Company’s Management and its legal counsel, the deep changes in the Argentine economic model experienced since early 2002, are to be considered extraordinary events that significantly modified the economic and financial equation, therefore allowing the introduction of changes in the tariff regime to adapt it to the new situation, in full compliance with the principles established in the List of Conditions and the Transfer Contract, in order to maintain a regular, continuous and efficient supply of telephony services. The Transfer Contract contemplates the possibility of automatically adjusting the tariffs in the case of extraordinary and unforeseen events thereby defined or government actions or decisions that significantly affect the Transfer Contract’s original financial equation. The Transfer Contract also establishes a compensation on the part of the Argentine Government when there are extraordinary events, including actions and decisions of the Argentine Government such as a freezing on tariffs or price controls, as well as the procedures to be followed to collect such compensation.

The Company filed the information required by the Argentine Government and it has proposed to reestablish the tariff regime stipulated in the Transfer Contract, which contemplates Peso-denominated tariffs whose intangibility is safeguarded by the application of the monthly Consumer Price Index in Argentina or, if there were significant differences between this index and the variation of the US dollar, by the result obtained from the application of a polynomial formula that considers 40% of the monthly variation of the price of the US dollar and 60% of the variation of the monthly Consumer Price Index in Argentina, which had been annulled with the enactment of the Convertibility Law and the issuance of Decree No. 2,585/91. The Company proposed different alternatives to achieve such objective, especially to handle the transition from current tariffs to those resulting from the application of the Transfer Contract.

In the opinion of the Company’s Management and its legal counsel, in accordance with the general principles of administrative law, as applicable to the Transfer Contract and to the List of Conditions, future tariffs should be established in such a level as to cover sufficiently the costs of the service in order to preserve a regular, continuous and efficient supply of the telephone public service within the legal framework governing the Transfer Contract. However, it cannot be assured that the Argentine Government shall adopt the Company’s position with respect to the effect of the current situation in relation to such clauses in the Transfer Contract. It is possible that such tariff regime will not maintain the value of its tariffs in US dollars or in constant Pesos in connection with any previous increase or possible future increase in the general price level. If, as a result of the renegotiation mentioned before, future rates evolve at a pace that do not allow restoring the economic and financial equation that both the List of Conditions and the Transfer Contract intend to preserve, such rate system could have an adverse impact on the Company’s financial condition and future results. As of the date of issuance of these consolidated financial statements, the

Company’s Management cannot predict the final outcome of the renegotiation required by the Public Emergency Law or the tariff regime to be effective in the future or when such regime shall be implemented.

In accordance with Resolution No. 72/03, in February 2003 the Ministry of Economy approved a methodology to calculate and transfer to the Company’s customers the impact of the tax on bank account transactions imposed by Law No. 25,413 paid by the Company as from the date in which Resolution No. 72/03 comes into force. Resolution No. 72/03 expressly refers to the Transfer Contract as the basis for the approval of such method. The Company considers that the position taken by the Ministry of Economy in this Resolution is consistent with the proposal submitted regarding its rights under the Transfer Contract. In accordance with Resolution No. 72/03, all taxes paid before that date are included in the contractual renegotiation imposed by the Public Emergency Law. Likewise, as the Memorandum of Understanding provides the pass-through to tariffs of any new tax or charge or any variation in those currently in force, by operation of the rules of the Transfer Contract and the List of Conditions, it implies the acknowledgment of the tariff provisions contained therein.

10.2 Price Cap

Under the tariff regulation mechanism in effect known as Price Cap, to which the Company is subject, tariff discounts have been applied based on a formula made up by the U.S. Consumer Price Index and an efficiency factor. On October 4, 2001, Court Room IV of the Federal Appellate Court on Administrative Contentious Matters of the City of Buenos Aires, in relation to the complaint filed by Consumidores Libres Cooperativa Limitada de Provisión de Servicios Comunitarios ("Consumidores Libres") mentioned in note 11.d), awarded a precautionary measure ordering the National Government, the Company and Telecom S.A. "to refrain from applying the corrections set forth in Section 2 of the agreements approved by Decree No. 2,585/91 until final judgment is rendered in the case…", which meant that the rates could not be adjusted by the U.S. Consumer Price Index (see note 11.d).

The Company, Telecom S.A. and the S.C. entered into agreements for the application of the Price Cap for the 2000-2001, 2001-2002 and 2002-2003 periods. The Price Cap for the 2000-2001 period was established at 6.75%, of which 6% was allocated to rate reductions attributable to discount plans that were in effect in 2000 and the non-application of the semiannual adjustments to the pulse of that year value, among other items. The remaining 0.75% was to be applied as defined by the licensees. The Price Cap for the 2001-2002 period was established at 5.6%, and would be allocated to the non-application of the semiannual adjustments to the pulse value of 2001, plus the balance of the non-computation of the pulse value not applied in the price cap for the previous year. To date, the remaining amount has not been allocated to the services contemplated in the agreement. As concerns the Price Cap for the 2002-2003 period, it was established in an efficiency factor which could not exceed 5%, but its value was not fixed. The above-mentioned agreements require the approval of the Ministries of Economy and Production and Federal Planning, Public Investment and Services, which are still pending as of the date of issuance of these consolidated financial statements. Moreover, neither the effect of the reduction in rates previously implemented as compared to the rate reduction adjustments established by the S.C. nor the rate differences pending application under the referred agreements, have been established.

In the opinion of the Company’s Management and its legal counsel, the resolution of these issues related to the Price Cap might exclusively affect the maximum tariffs for future services that the Company is authorized to collect its customers for services, areas or customers in which effective competition has not been declared. As of September 30, 2005, these maximum tariffs are the result of the application to the tariffs in force as of November 7, 2000, the discounts applied as a result of the implementation of the Price Cap corresponding to period 2000 - 2001 and to the advanced decreases corresponding to the period 2001- 2002, as established in the mentioned agreements.

Under the Price Cap mechanism currently in effect, the rate reduction percentage and the services to which such reductions will eventually apply depend on the final approval of the above rate agreements, and on the outcome of the legal proceedings commenced by Consumidores Libres regarding the effective rate system above mentioned.

Based on current rate regulation mechanisms, and considering the Company’s defense against the above legal proceedings, in the opinion of the Company’s Management and its legal counsel, the outcome of these issues will not have a negative impact upon the Company’s financial position or a significant adverse effect on its results of operations.

10.3 Tariff restructuring

The tariff restructuring granted by Decree No. 92/97, effective on February 1, 1997, established an increase in the price of the monthly basic charge and in domestic service rates, and a decrease in the rates for domestic long distance and international services and for the Company’s local and domestic long distance public phone service for longer distances. The net impact of the rate restructuring was to be neutral on revenues during two years after its effectiveness. On December 1, 1999 the S.C. has issued Resolution No. 4,269/99, which established the S.C.’s final determination of the impact of the tariff restructuring as an excess in revenues of 18 million, in currency units of that date, (which had previously been provisionally determined by the S.C. in 14 million). In accordance with Resolution No. 18,968/99, the S.C.’s Resolution No. 4,269/99 also states that the S.C. will determine the form and time of implementation of the future rate reduction to compensate such excess revenues. The Company has filed an appeal for review of this resolution, on the grounds that the calculation method used by the S.C. to determine the impact of the tariff restructuring established by Decree No. 92/97 has defects and should be challenged. As of the date of these consolidated financial statements, such appeal has not been resolved.

In the opinion of the Company’s Management and its legal counsel, the outcome of these issues could exclusively affect the maximum rates for future services that the Company is authorized to charge its customers regarding services, areas, or customers in which the government did not declare the existence of effective competition. Therefore, in the opinion of the Company’s Management and its legal counsel the outcome of these issues will not have a negative impact upon the Company’s financial position or a significant adverse effect on its results of operations.

11. LAWSUITS AND CLAIMS

Contingencies

The Company is presently facing various proceedings and claims in the areas of labor, tax, regulatory compliance and other matters, all of which arise in the ordinary course of business. Every situation of this type implies certain degree of uncertainty, and the outcome of individual matters is not predictable with certainty. If information available prior to the issuance of the financial statements, considering the opinion of the Company’s legal counsel, indicates that it is probable that a liability had been incurred at the date of issuance of these consolidated financial statements, and the amount of the loss, or the range of probable loss can be reasonably estimated, then such loss is accrued and charged to expenses and accrued in the reserve for contingencies. As of September 30, 2005, the amount recorded as reserves for contingencies is 301 million.

The breakdown of the reserve for contingencies is as follows:

Labor contingencies:

The reserve for contingencies related to labor issues amounts to 194 million and 162 million as of September 30, 2005 and as of December 31, 2004, respectively. The closing balance of the reserve as of September 30, 2005 is mainly comprised of:

i) probable losses of 95 million resulting from a significant increase of claims brought by employees during the fiscal year 2004, related to salary differences, taking into account certain judgments at beginning of year of Appeals courts that were adverse to the Company.

ii) claims for alleged rights provided in the labor law and related costs which amount to 34.6 million. The Company intends to defend its rights vigorously in whichever instances are necessary.

iii) other matters assessed as probable to incur losses, relate to:

•	Joint and several liability with third parties
•	Labor accidents
•	Illnesses
•	Other severance payments

Tax contingencies:

The reserve for contingencies related to tax matters assessed as probable to lose amounted to 55 million and 54 million as of September 30, 2005 and as of December 31, 2004, respectively.

These tax issues are related to:

•	Municipal taxes
•	Provincial taxes

Civil, commercial and other contingencies

The reserve for contingencies related to civil, commercial, administrative, regulatory compliance and other matters assessed as probable to lose as of September 30, 2005 and as of December 31, 2004 amounts to 52 million and 55 million, respectively. These other matters relate to:

•	Damages
•	Regulatory compliance claims
•	Other claims for rescission of commercial agreements

a)	Labor lawsuits attributable to ENTel

The Transfer Contract provides that ENTel and not Telefónica is liable for all amounts owing in connection with claims based upon ENTel's contractual and statutory obligations to former ENTel employees, whether or not such claims were made prior to the Transfer Date if the events giving rise to such claims occurred prior to the Transfer Date. However, using a theory of successor enterprise liability that they assert is based upon generally applicable Argentine labor law, certain former employees of ENTel have brought claims against Telefónica, arguing that neither the Transfer Contract nor any act of the National Executive Power can be raised as a defense to Telefónica's joint and several liability under allegedly applicable labor laws.

In an attempt to clarify the issue of successor liability for labor claims, Decree No. 1,803/92 was issued by the National Executive Power. It states that various articles of the Work Contract Law of Argentina (the “Articles”), which are the basis for the foregoing claims of joint and several liability, would not be applicable to privatizations completed or to be completed under the State Reform Law. Although the issuance of Decree No. 1,803/92 should have been seen as favorable to the Company, it did not bring about a final solution to the above claims. In effect, in deciding a case brought before it, the Supreme Court of Justice upheld the provisions of the law and declared the Decree inapplicable.

As of September 30, 2005, the claims filed against the Company including accrued interest and expenses totaled approximately 44 million (in original currency). The Company has not booked an accrual for possible adverse judgments in such legal actions since: (a) in the Transfer Contract, ENTel has agreed to indemnify the Company in respect of such claims and (b) the Argentine Government has agreed to be jointly and severally liable with ENTel in respect of such indemnity obligations and has therefore authorized the Company to debit an account of the Government at Banco Nación Argentina for any amount payable by the Company. Under the Debt Consolidation Law, ENTel and the Argentine Government may discharge their above described indemnity obligations by the issuance to the Company of 16-year bonds. As of September 30, 2005 the Company has paid approximately 12 million (in original currency) in cash for the above-mentioned claims. The Company initiated a claim for indemnification and reimbursement in connection with this matter. The case is being argued in court, and no ruling has yet been issued.

Court decisions have followed the precedent laid down by the Supreme Court of Justice in the area of joint liability in labor matters mentioned in the second paragraph, criterion that the Company and its legal counsel consider that will apply to pending cases. Notwithstanding this and the instruments that may be used by the Argentine Government to reimburse the amounts that would be paid, given the obligation incurred by the Argentine Government in the List of Conditions and in the Transfer Contract, on the one hand, and on the basis of the opinion of the Company’s legal counsel regarding the possible amount for which existing claims may be resolved, on the other, in the opinion of the Company’s Management and its legal counsel the final outcome of the issue should not have a material impact on the Company’s results of operations or financial position.

b)	U.I.T. Liability

On July 29, 2003, Telefónica received a communication sent by the National Communications Commission (“CNC”) requesting Telefónica and Telefónica Larga Distancia de Argentina S.A. (“TLDA S.A.”) a company currently merged with and into the Company, to deposit 51 million (that includes principal and interest as of July 31, 2003), which, according to such note, corresponds to the savings obtained, plus interest, by such companies as reductions in employers' social security contributions approved by Decree No. 1,520/98 and supplementary standards, that were applied to the salaries of such companies' personnel in the period April 1999 through June 2001.

Pursuant to Resolution S.C. N° 18,771/99, these savings were to be applied to the execution of programs or promotional projects in the framework of the presidential initiative argentin@internet.todos, to be managed by the U.I.T. Telefónica both with respect to its own operations and as successor of the rights and obligations of TLDA S.A. has recorded a liability related to these savings for the outstanding principal, amounting to 21 million (see note 3.1.j), which Telefónica understands is the full amount of its liability as of September 30, 2005. In the opinion of the Company´s Management and its legal counsel, Telefónica has strong grounds to hold that this liability should not be considered in delinquency and so stated to the CNC in a note dated August 13, 2003 in which the Company challenged the calculation prepared by the agency and requested that the proceedings be remitted to the appropriate government agency.

c)	Fiber optic-cables

In December 2000, the Company was served with an ex officio assessment imposed by the Argentine Tax Authorities in relation to Income tax for the fiscal years 1994 through 1999. Such adjustment was due to differences in the criterion used to calculate the depreciation of fiber optic cables. Whereas the Company applies a useful life of 15 years, the Argentine Tax Authorities proceeded to the assessment based on a useful life of 20 years. Having analyzed the issue, the Company and its legal counsel appealed the assessment imposed by the National Tax Authorities in the Argentine Administrative Tax Court based on the Company's opinion that there are strong arguments against the Tax Authorities' assessment.

However, in November 2004 the Argentine Administrative Tax Court entered a judgment against the Company forcing it to amend the tax returns referred to above. Additionally, the judgment repealed the penalties imposed by the Tax Authorities on the grounds that there were admissible elements in support of the figure of excusable error. Given that judgment recently entered against the Company, the Company has been compelled to pay an amount of 6 million plus 17 million as compensatory interest in December 2004 which have been charged as of that date to the consolidated income statement as definitive payment. In the Company’s opinion this matter will not have any additional effects beyond these payments.

Notwithstanding the above paragraph, and although the final resolution is subject to the contingencies inherent in any pending court judgment, the Company and its legal counsel are of the opinion that there are legal grounds for a successful appeal of the judgment entered against the Company and they have presented an appeal to have this judgment reviewed by the National Court of Appeals in Administrative Contentious Matters. As of the date of issuance of these consolidated financial statements, the Court has not ruled on this matter.

d)	Others

Consumidores Libres initiated a legal action against the Company, Telecom S.A., Telintar Argentina S.A. (“Telintar S.A”) and the Federal Government. The object of this action is to declare the nullity, unlawfulness and unconstitutionality of all standards and rate agreements issued since the Transfer Contract, the Cooperative’s object being to have the rates of the basic telephone service reduced and the amount supposedly collected in excess refunded, limiting them in such a way that the Licensees’ rate of return should not exceed 16% per annum on the assets as determined in point 12.3.2 of the List of Conditions approved by Decree No. 62/90. Also, other points of the Company’s contracting policy have been called into question.

After analyzing the claim, the Company’s legal counsel answered it, petitioning that it should be dismissed on the grounds that it fails to state a claim with a basis in law. The court of original jurisdiction ruled in the Company’s favor, but this resolution was revoked by the Court of Appeals that resolved that the claim must not be dismissed but must be substantiated at the court of original jurisdiction. None of these courts have yet ruled on the substance of the claim. Through its legal counsel, the Company filed an appeal to the Supreme Court of Justice against the Appeal Court’s resolution, which was denied. The Company subsequently filed an appeal of such denial with the Supreme Court of Justice and has also been rejected.

In this scenario, on October 4, 2001, Court Room IV of the Federal Appellate Court on Administrative Contentious Matters of the City of Buenos Aires awarded a precautionary measure requested by the plaintiff ordering the Federal Government, the Company and Telecom S.A. "to refrain from applying the corrections set forth in Section 2 of the Agreements approved by Decree No. 2,585/91 until final judgment is rendered in the case", which meant that the rates could not be adjusted by the U.S. Consumer Price Index.

The Company appealed such decision before the Supreme Court of Justice rejecting the arguments stated therein, which has been adversely determined as of the date of issuance of these consolidated financial statements.

In the opinion of the Company’s Management and its legal counsel, it is unlikely and remote that the resolution of this issue could have a negative effect on the results of the Company’s operations or its financial position.

12.	NEGOTIABLE OBLIGATIONS

As of September 30, 2005, there were ten negotiable obligations issues outstanding:

Issuance Month/Year	Face Value (in millions)	Term (in years)	Maturity Month/Year	Rate per annum (%)	Use of proceeds
05/98	US$125.6	10	05/2008	9.125	a)
06/02	US$71.4	4	07/2006	9.875	b)
08/03	US$189.7	4	11/2007	11.875	b)
08/03	US$212.5 (d)	7	11/2010	9.125	b)
08/03	US$0.03 (c)	8	08/2011	8.85	b)
08/03	US$134.6 (e)	8	08/2011	8.85	b)
10/04	$ 134.8 (h)	1	10/2005	8.25	b)
10/04	$65.2	1.5	04/2006	Badlar + 2.40 (f)	b)
02/05	$200 (i)	1	02/2006	8.00	b)
02/05	$50	2	02/2007	Encuesta + 2.50 (g)	b)

a)	Financing of investments in fixed assets in Argentina.

b)	Refinancing of liabilities.

c)	On August 1, 2004 they were converted to US dollars and started to accrue interest at a nominal rate of 8.85% per annum.

d)	Net of US$ 7.5 million repurchased during 2004.

e)	Net of US$ 13.5 million repurchased during 2004.

f)	Corresponds to notes with a variable interest coupon based on the BADLAR rate (average interest rate paid by banks in public and private sectors on deposits in excess of 1 million for a term of 30 to 35 days) + 2.4% with a nominal annual minimum of 7% and a nominal annual maximum of 15%.

g)	Corresponds to notes with a variable interest coupon based on the Encuesta rate (interest rate published by the Central Bank of Argentina (“BCRA”) for fixed-term deposits for a term of up to 59 days for deposits ranging from 100,000 to 499,999) + 2.5% with a nominal annual minimum of 7% and a nominal annual maximum of 15%.

h)	As of the date of these consolidated financial statements, such issue was fully cancelled.

i)	On November 2, 2005, the Company repurchased $ 15.6 million of this issuance.

The prospectuses related to the issuance of these negotiable obligations describe the issuance conditions in detail. The main stipulations concern: a) commitment of the Company not to create liens, except certain permitted liens, over its present or future assets or revenues, unless the Company's commitments under the negotiable obligations meet certain requirements; b) conditions for the early redemption of the issuance and c) events of default whereby the note holders could accelerate the due dates, such causes being, among others, failure to pay on the securities, default on other debts in amounts equal to or exceeding US$ 20 million, attachments which in the aggregate exceed US$ 10 million, etc. On July 22, 2003, the meetings of the Company’s noteholders approved the amendments to the terms and conditions of the notes issued in 1998 in order to delete almost all the events of default and certain information requirements other than those related to non-payment of principal and interest.

As of the date of issuance of these consolidated financial statements, in the opinion of the Company’s Management, the Company has met all obligations arising from the agreements signed in connection with these issuances.

The Company issued negotiable obligations in dollars under the Company’s Global Program of up to US$ 1.5 billion or its equivalent in other currencies and the commitments are those customary for this kind of transactions.

Issuance of Negotiable Obligations under the December 2003 Program

The shareholders’ meeting held on December 19, 2003 approved the creation of a global program (the “Program”) for the issuance of simple negotiable obligations not convertible into shares, denominated in pesos or in any other currency, with ordinary guarantee, in various series and/or successive tranches, either cumulative or non-cumulative, for a maximum outstanding amount of 1.5 billion pesos or its equivalent amount in other currencies, and delegated to the Board of Directors the ability to set the remaining issue conditions and to decide to request or not authorization to quote in the Stock Exchange of Buenos Aires (“BCBA”) and the MAE (automated over-the-counter market in Argentina) and/or other foreign exchange markets.

On April 23, 2004 the Company's Board of Directors resolved to issue the LESEP Class of Negotiable Obligations under the Program, for a nominal amount of 163.3 million, which have been cancelled as of the date of these consolidated financial statements.

On October 28, 2004 the Company proceeded to issue the Second Class of Negotiable Obligations for 200 million under the above mentioned Program. The issue comprises a Series A for an amount of 134.8 million, with a 365-day term (which was fully cancelled upon maturity, after September 30, 2005) and an 8.25% annual coupon and a Series B for an amount of 65.2 million, with a 548-day term and a variable annual interest rate based on the BADLAR index plus 2.4% annual with a nominal annual minimum rate interest of 7% and a nominal annual maximum rate interest of 15%.

On February 11, 2005 the Company issued the third class of negotiable obligations for 250 million in two Series, the Fixed Rate series at 365 days for 200 million with a 8% nominal interest rate coupon and the Variable Rate Series at 730 days for 50 million with a variable interest rate coupon based on the Tasa

Encuesta plus a spread of 2.5%, with a nominal annual minimum of 7% and a nominal annual maximum of 15%.

13. FINANCING

As of September 30, 2005 Telefónica's consolidated current assets are lower than its consolidated current liabilities in 661 million, the latter including approximately 3% (US$ 13 million) of debt owed to the Company's indirect controlling company.

The Company’s general financing policy is to cover future fund needs to continue its investment plan and repay short and long-term debt mainly with funds generated by the operations plus, if it is necessary, with bank loans and/or access to capital markets and possibly refinancing of indirect parent company loans.

During 2004, as well as in prior periods, the Company managed to gradually reduce its short-term indebtedness through a combination of partial payments and short and long-term refinancings. Additionally, the Company has been granted short-term loans from local financial institutions in an amount of 120 million. In May 2004, October 2004 and February 2005, the Company issued Class LESEP, Class 2 (fixed rate and variable rate series) and Class 3 (fixed rate and variable rate series) Negotiable Obligations for 163.3 million, 200 million and 250 million, respectively (see note 12), having cancelled upon maturity the LESEP Class and the fixed rate series of Class 2. Additionally, the Company expects to arrange for additional placements in the future. Those placements, in conjunction with internally-generated cash flows and possible refinancings options and/or other financing alternatives that the Company may consider will, in the opinion of the Company’s Management, enable the Company, to settle or successfully refinance the remaining balance of its short-term indebtedness.

In 2004, TISA refinanced some liabilities, and has advised to the Company that, as of the date of issuance of these consolidated financial statements, it was still assessing other financing alternatives for the Company including, if necessary, providing additional financing.

     -Long-term bank financing

The Company has borrowed long term funds from major financial institutions in an amount equivalent to 177 million as of September 30, 2005. These funds have been borrowed under terms and conditions customary in this kind of transactions, which generally refer to the commitment not to encumber or grant security interests on its assets or on present or future revenues, other than certain permitted encumbrances or unless certain predetermined conditions are met.

Additionally, the Company uses other long-term bank credit lines to finance long-term imports from different commercial banks.

     - Other financing – Related parties

As of September 30, 2005 Telefónica owed, approximately 39 million (about US$ 13 million) to related parties, which mature until December 2005 and accrue interest at one-month LIBOR plus an approximately 5% per annum. The agreement currently in force provides the usual commitments for these kind of transactions, as well as clauses that establish that the creditor may accelerate the terms of the Company’s payables if there are changes in the Company’s equity, economic and financial situation that due to their adverse nature may affect the Company’s capacity to comply with the obligations assumed in the agreement or if there are restrictions that may limit the capacity of the Company to repay its debts.

Additionally, the loan agreement currently in effect contains acceleration clauses that would be triggered in the event of certain court or out-of-court procedures being initiated in connection with claims exceeding a certain percentage of the Company shareholders’ equity or one of its significant subsidiaries. The Company has obtained a waiver in respect of procedures of this nature that were pending against the Company until December 7, 2005, subject to a condition that no other debt be accelerated on similar grounds.

14. DISCOUNT BOND - FORMER PATRIOTIC BOND

In 2001, the Company signed a Patriotic Bond subscription commitment (bond issued by the Argentine Government) for a total amount of US$ 30 million, which was fully paid in the subscription month. This bond was denominated in US dollars, was made out to bearer, and was negotiable in local and foreign stock markets. The terms and conditions of the issue allowed for the use of these securities to pay national taxes in the event of default to pay the principal and/or interest when due. Since January 2002 the National Government did not honor the payment commitments related to the interest coupons of that bond, the Company proceeded to offset them against taxes. As from October 2003 such offset feature was suspended and ratified by the Decree No. 493/04 until completion of the voluntary exchange of Argentine sovereign debt securities.

As of December 31, 2004, the Company valued and disclosed its Patriotic Bond holdings taking into consideration what is mentioned in the previous paragraph and note 2.3. c).

On February 23, 2005 the Company accepted the sovereign debt-restructuring proposal made by the Argentine Government exchanging its holdings of Patriotic Bonds for US$ denominated Discount Bonds, having received US$ 8.8 million in nominal value and the payment as interest in arrears for approximately US$ 0.3 million during June 2005.

15. PARENT COMPANY AND RELATED COMPANIES

15.1. COINTEL

COINTEL is the controlling shareholder of the Company, as it holds approximately 64.8% of the capital stock as of September 30, 2005. COINTEL, therefore, has the votes required to prevail in shareholders’ meetings. COINTEL owns class A shares representing 62.5% and 40.2 million class B shares representing 2.3% .

In addition, on December 15, 2000 TSA acquired the majority interest of the capital stock of COINTEL. Consequently, TSA indirectly controls 98% of the voting rights of the Company’s outstanding shares.

On May 28, 2001 the National Executive Power issued Decree No. 677/01 which provides that any minority shareholder (that verifies the tenancy of stock as of the date of the decree) may demand that TSA make a purchase offer to the Company’s minority shareholders, in which case, the controlling shareholder could make an acquisition statement of the Company’s capital stock owned by third parties or make a tender offer of such company’s shares. Such acquisition offers or statements may be carried out by providing an exchange option for controlling shareholders’ listed shares. Should any of the above mentioned transactions be conducted, once the acquisition has been completed and the procedure established has been met, the Company would be automatically left outside the share public trading and listing system. However, the Company’s negotiable obligations would still remain inside such system.

In 1997, some of the common shareholders of COINTEL, who, as of the date of the signed agreement, owned an 83.36% equity interest in COINTEL executed an agreement to regulate certain corporate decisions such as the dividend policy or preferential rights held by some of them (members of the consortium, as defined in the Transfer Contract, and its affiliates) to provide goods and services under terms equal or more favorable than those offered by third parties. The Company made certain transactions with COINTEL shareholders and companies related thereto including the services rendered by TSA (the “operator”) and those rendered by third parties related to the shareholders of COINTEL (see note 15.3) .

15.2. COMMITMENTS RELATED TO TCP S.A.

In July 1999, the Company provided to the Argentine Government for the benefit to TCP S.A. performance guarantees under the PCS licenses obligations in the amounts of US$22.5 million individually and $45 million jointly with Telecom S.A. As informed by TCP S.A., the duties arising from its PCS licenses have been complied with. Although the CNC has finished the technical review of existing network, as of the date of issuance of these consolidated financial statements the file of this technical review was on the administrative course and as a result the Company is still subject to these guarantees. The outstanding performance guarantees denominated in foreign currency have been converted into pesos.

15.3. OUTSTANDING BALANCES AND TRANSACTIONS WITH PARENT COMPANY AND RELATED COMPANIES

During the periods ended September 30, 2005 and 2004, the following transactions were made with the indirect controlling shareholder of the Company and companies related to the parent:

	September 30, 2005	September 30, 2004

	Income / (Loss)
Management Fee
Telefónica S.A. - Sucursal Argentina	(53)	(50)
Net income (loss) from goods and services
TCP S.A.	152	96
TDA S.A.	28	33
Atento Argentina S.A. (“Atento S.A.”)	(12)	(13)
Telefónica Ingeniería de Seguridad S.A.	(3)	(2)
Telefónica S.A. – Sucursal Argentina	(4)	(5)
Telefónica Procesos y Tecnología de la Información	-	(5)
Televisión Federal S.A. – Telefé	(2)	-
Emergia Argentina S.A. (“Emergia S.A.”)	3	3
Telcel Venezuela (1)	4	-
C.P.T. Telefónica Perú	9	10
Communications Technologies Inc.	(1)	(1)
CTC Mundo S.A.	-	1
Telefónica Investigación y Desarrollo S.A.	-	(1)
TSA	6	(1)
Telefónica del Brasil	2	1
Telefónica International Wholesales Services (“TIWS
(España)”)	-	1
Compañía de Radiocomunicaciones Móviles S.A. (1)	30	-
Terra Networks Argentina S.A. (“Terra S.A.”)	(1)	(1)
Pléyade S.A.	-	1
Telefónica Gestión de Servicios Compartidos S.A.
(“T-Gestiona S.A.”)	1	1
Telefónica International Wholesales Services América
S.A. (“TIWS (Uruguay)”)	-	1

	212	119
(1) Company incorporated to the group in 2005.
Net loss on financial charges
Atento S.A.	-	1
TISA	(11)	(84)

	(11)	(83)
Purchases of good and services
TDA S.A.	2	5

	2	5

Balances of Telefónica and Telinver with the Operator (TSA) and other COINTEL shareholders and related companies as of September 30, 2005 and as of December 31, 2004 are:

	September 30, 2005	December 31, 2004
ASSETS
Trade receivables

Communication Technologies Inc.	-	7
T-Gestiona S.A.	3	5
TIWS (España)	1	1
TCP S.A.	7	-
Televisión Federal S.A. – Telef.	2	2
Telcel Venezuela (3)	5	-
TSA	5	-
C.P.T. Telefónica Perú	7	9

Total Trade receivables	30	24

	September 30, 2005	December 31, 2004

Other receivables
TDA S.A.	6	18
Atento S.A.	2	4
Telefónica Media Argentina S.A. (“Temarsa S.A.”)	2	2
TISA	1	1

Total Other receivables	11	25

TOTAL ASSETS	41	49

LIABILITIES
Trade payables
TSA	-	2
CTC Mundo S.A.	3	3
Telefónica S.A. – Sucursal Argentina (1)	63	70
Emergia S.A.	61	65
Telefónica Servicios Audiovisuales	1	1
Compañía de Radiocomunicaciones Móviles S.A. (3)	23	-
TCP S.A.	-	1
Televisión Federal S.A. – Telefé	1	1
Telefónica DATA USA	1	1
Telefónica Investigación y Desarrollo S.A.	4	4
Telefónica Soluciones S.A.	-	16
Telefónica Ingeniería de Seguridad S.A.	-	1
TIWS (Uruguay)	1	-

Total Trade payables	158	165
Bank and financial payables
TISA (2)	39	595

Total Bank and financial payables	39	595
Other payables
TSA	10	11
Telefónica S.A. - Sucursal Argentina	1	2

Total Other payables	11	13

TOTAL LIABILITIES	208	773

(1)	Corresponding to liabilities related to management fee.

(2)	See note 13.

(3)	Company incorporated to the group in 2005.

16. RULES GOVERNING THE PROVISION OF BASIC TELEPHONE AND OTHER SERVICES

As from March 1992 and in compliance with its specific functions, the CNC, formerly known as National Telecommunications Commission (“CNT”), and the S.C. have regulated certain aspects related to the basic and international telephone services such as the procedure to make claims, contracting, billing and service quality, some of which have been the object of appeals by the Company.

In the context of the transition to competition in telecommunications, the National Executive Power has issued the Decree No. 764/00 which repealed, among others, Resolutions No. 18,971/99 and No. 16,200/99 and approved the Universal Service Regulations to promote the access to telecommunications services by customers either located in high-cost access or maintenance areas, or with physical limitations or special social needs. Such Regulation effective from January 1, 2001, establishes that the deficit for the provision of these services by the Company will be through a “Universal Service Fund”, to be financed by all telecommunications providers (including the Company) through the payment of 1% of total revenues for telecommunications services net of any applicable tax and automatic deductions provided by the related regulation. As of the date of these consolidated financial statements, the S.C. has not yet ruled on the mechanism by which the Company should recover the cost incurred for rendering these services (see note 2.3. c).

The supply of telecommunications services is governed by the regulations that the National Legislative Power and the agencies under the National Executive Power regulating such activities are empowered to issue. In addition, the Company is subject to the rules and regulations inherent to any business conducted at the National, Provincial and Municipal level according to the respective rules and regulations in each jurisdiction. In particular, telecommunications services are regulated by the S.C. and are supervised by the CNC subject to the involvement, in certain cases, of the National Commission for the Defense of Competition and the Under Secretary of Consumers’ Protection. The S.C. establishes the legal framework and the policies applicable. The CNC applies the legal framework and the policies and supervises the telecommunications industry. The National Commission for the Defense of Competition enforces and supervises the regulations related to competition issues and the Under Secretary of Consumers’ Protection applies and supervises regulations related to consumer protection.

Regulations governing the supply of telecommunications services enacted by the National Legislative Power as laws are enacted after the following process: submission of a bill, study and/or modification of such bill by the applicable legislative commissions, a favorable vote by both Houses of the National Congress and enactment of the bill into a law if no veto has been issued by the National Executive Power. At present there are various legislative initiatives of proposed legislation, including:

•	bills aimed at regulating all public utilities, based on the definition of utilities proposed (which includes the activities subject to regulation carried out by the Company) and establishing the manner in which concessions are granted as well as the possibility of revoking such concessions, imposing regulations in the area of tariffs such as, for instance, the prohibition of automatic tariff adjustment, imposing an obligation to make investments as a condition to mantain the concession granted,

•	legislative bills aimed at regulating the utilities’ ability to discontinue the supply of services to customers in arrears,

•	legislative bills aimed at establishing new municipal taxes, among others.

One of the legislative bills aimed at establishing a National Regime of Utilities (the “Bill”), includes provisions related to the service delivered by private suppliers, always through concessions, licensing agreements or permits for specific terms and establishes that the assets assigned to the supply of the service must be transferred to the State upon the expiration of such term. At present, the Company renders its service under a perpetual license and has title to the assets assigned to the supply of the service.

The Company is unable to foresee if, in the future, the legislative bills or other regulation to be proposed will be enacted into laws or if they will become part of the regulatory framework that governs the Company's activities. Nor can the Company foresee if the original version of the proposals mentioned and/or future projects shall be amended or not, or if there will be amendments that may have a lesser or greater impact on the conditions and the framework in which the Company currently operates.

The consolidated financial statements consider the effects derived, and foreseen by Management from the regulations enacted as of the date of issuance of these consolidated financial statements. The effects of any new regulation that may be issued will be considered when they effectively come into force and become a part of the regulatory framework applicable to the Company's activities.

17. RESTRICTED ASSETS

Pledged shares of INTELSAT

Under the agreement signed between the Company and Intelsat U.K., a company registered under the laws of England, the common shares held by the Company in Intelsat had been pledged as collateral for the payment of the obligations arising in relation to segment capacity utilized. In October 2004, the Shareholders’ Meeting of Intelsat Ltd. decided to sell 100% of its stock capital to “Zeus Holding Limited”, which came to an end on January 28, 2005. In consideration for this sale, the shareholders received, shortly after the transaction, US$ 18.75 per share. The Company recognized the effects of the sale of

Intelsat in the current fiscal year, which did not have a significant impact on the Company’s results.

As of the date of issuance of these consolidated financial statements, the Company exchanged the guarantee of the pledge agreement mentioned above, for a guarantee in cash for an amount of US$ 0.66 million, which has been recorded under the caption Other receivables.

18. BUSINESS SEGMENT INFORMATION

On the basis of the nature, production process, distribution method and differential regulations, for the purpose of the information requested by Argentine GAAP, the Company has identified two reportable segments: i) related to the Company’s telecommunications activities, regulated by the S.C. and the CNC, and derived from the use of the network and related equipment: the supply of telecommunications services segment, which includes Telefónica’s operations, and ii) the publication of telephone directories (Yellow Pages) segment included in Telinver’s operations (see note 21).

	Telecommunication Services				Yellow Pages Services		Consolidation Adjustments / Reclassifications (1)		Total

	Sep-05		Sep-04		Sep-05	Sep-04	Sep-05	Sep-04	Sep-05	Sep-04

Net revenues to
unaffiliated customers	2,516		2,277		27	24	-	-	2,543	2,301
Net intersegment
revenues	6		6		1	1	(7)	(7)	-	-

Total Net Revenues	2,522		2,283		28	25	(7)	(7)	2,543	2,301
Net Income / (Loss)	286	(2)	(23)	(2)	(5)	(14)	-	-	281	(37)
Depreciation and
Amortization on fixed
and intangible assets	834		864		3	4	-	-	837	868
	Sep -05		Dec-04		Sep-05	Dec-04	Sep-05	Dec-04	Sep-05	Dec-04
Investment on fixed
and Intangible assets	322		439	(3)	2	1	-	(1)	324	439	(3)
Total Assets	7,141	(2)	7,416		109	123	(54)	(15)	7,196	7,524
Total Liabilities	4,119		4,609	(4)	80	159	(54)	(14)	4,145	4,754
Investments in equity
method investees	1		1		-	-	-	-	1	1

(1)	Corresponds to elimination of intersegment balances and operations.

(2)	Net of the income and assets related to the Company’s investment in Telinver.

(3)	Includes 9 million of transfers from inventories to fixed assets.

(4)	Net of the liability related to the Company’s investment in Telinver.

19. ACCOUNTING PRINCIPLES APPLIED

These consolidated financial statements are presented on the basis of accounting principles generally accepted in Argentina approved by the CPCECABA, as adopted by the CNV. Certain accounting practices applied by the Company do not conform with generally accepted accounting principles in the United States of America. Accordingly, these consolidated financial statements are not intended to present the information on the Company’s financial position and the related results of its operations and cash flows in accordance with generally accepted accounting principles in the United States of America.

20. INCENTIVE PLAN FOR EXECUTIVES WITH PAYMENT IN CASH

On August 8, 2005 the Company’s Board approved an Incentives Program to be paid to Executive officers in cash (the “Program”), designed by TSA at a global level and consisting in an incentive in cash payable at the end of the Program. The Program, which shall be in force from January 1, 2005 through December 31, 2007, provides the definitions and basis to select the executives who will participate, based on the criteria of contribution, strategic importance and personal performance.

The Company recognizes its obligation associated with the execution of the program in accordance with the straight line method over its term of duration, based on estimations on the level of achievement of the objectives set in the Program (see note 3.1. h).

21. SUBSEQUENT EVENTS – SALE OF THE EQUITY INTEREST IN TELINVER

On November 7, 2005 the Company’s Board of Directors approved the sale of 100% of the shares of Telinver and other related assets to Telefónica Publicidad e Información S.A. and Telefónica Publicidad e Información Internacional S.A. (TPI), Spanish companies members of the Telefónica Group and Companies affiliates. The transaction was approved by the Company’s Audit Committee prior to the discussion thereof by the Board of Directors. The Audit Committee concluded that the transaction, the conditions of which are summarized below, may be fairly considered as meeting the normal and usual market conditions. The main terms of the transaction are as follows:

Price: US$ 74 million (value of assets), from which the financial debt (net of treasury) and the allowance for contingencies and expenses recorded in Telinver as of October 31, 2005, will be deducted. The resulting deductible amount would be approximately US$ 7.5 million.

Term: the purchase price will be paid by TPI over a term of 2 years and 6 months as from the date of execution, plus an interest rate equivalent to 5.03% per annum. This payment will be secured by a promissory note.

Guarantees: under the transaction, the Company granted the following guarantees to TPI: a) Telinver’s financial position will be aligned with the financial statements presented by the Company, b) absence of any liabilities or liens other than those reflected in such statements; and c) seller’s liability for legal, tax and labor contingencies originated prior to the acquisition.

In addition, the Company warranted to TPI that for a term of 5 years, the transaction price will be adjusted in the event of certain changes in the economic and financial conditions of the contract for edition and advertising exploitation of the telephone directory, as well as in the event that the Company is prohibited from rendering the service provided for in the collection and billing services agreement through telephone bills.

Other contracts: before the sale of the shares, the Company and Telinver will sign new agreements for the edition, publication, distribution and exploitation of the telephone directories and the provision of billing services on account and behalf of other parties. Both agreements have an impact on the shares’ sales price and will be implemented on the basis of the following conditions:

- Edition Agreement: the Company will entrust Telinver for the edition, publication, distribution and advertising exploitation of the telephone directories. The Company will be liable for the costs of the directories’ white-page section and will receive a 12% compensation for the net revenues derived from advertising exploitation of the telephone directories (white and yellow-page sections)

- Billing agreement on account and behalf of other parties: the Company will bill and collect on account and behalf of Telinver the sale of advertising space to the Company’s customers. In consideration for these services, the Company will receive 6% of the total amount billed and collected on account and behalf of Telinver.

To the date thereof, the Company and TPI are completing the final execution of the documentation of the sale transaction.

As a result of this disposition, the Company will discontinue operations in the telephone directory publication business segment. The following table illustrates the financial position, as of September 30, 2005 and December 31, 2004 and the net result and cash flows for the nine-month periods ended September 30, 2005 and 2004, respectively, in connection with the discontinued operations:

a) Balance sheet of operations being discontinued:

	Sep-05	Dec-04

Current assets	79	90
Noncurrent assets	30	33

Total assets	109	123
Current liabilities	52	159
Noncurrent liabilities	28	-

Total liabilities	80	159
Shareholders´ equity	29	(36)

Total liabilities and shareholders´equity	109	123

b) Net results of operations being discontinued:
	Sep-05	Sep-04

Net revenues	28	25
Cost of services provided	(12)	(9)
Administrative expenses	(9)	(10)
Selling expenses	(8)	(7)
Other expenses, net	1	(2)
Holding and financial income on assets	1	1
Holding and financial loss on liabilities	(6)	(12)

Net loss for the period	(5)	(14)

c) Cash flow from operations being discontinued:
	Sep-05	Sep-04

Cash and cash equivalents at beginning of year	18	14
Cash and cash equivalents at end of period	20	19

Increase in cash and cash equivalents	2	5
Total net cash flows provided by operating activities	12	15

Total net cash flows used in financing activities	(9)	(9)

Total net cash flows used in investing activities	(1)	(1)

Increase in cash and cash equivalents	2	5

22. OTHER FINANCIAL STATEMENT INFORMATION

The following tables present additional consolidated financial statement disclosures required under Argentine GAAP:

a)	Fixed assets

b)	Intangible assets

c)	Investments in shares, securities issued in series and holdings in other companies

d)	Other investments

e)	Allowances and accruals

f)	Cost of services provided

g)	Assets and liabilities in foreign currency

h)	Expenses incurred

a) Fixed assets

TELEFONICA DE ARGENTINA S.A.
AS OF SEPTEMBER 30, 2005

(amounts stated in millions of Argentine Pesos, restated as described in note 2.2)

	Original value

Main account	Amounts at beginning of year	Increases (1)	Net Retirements	Transfers	Amounts at the end of period

Land	117	-	-	-	117
Buildings	1,740	-	-	1	1,741
Switching equipment	4,149	-	(11)	37	4,175
Transmission equipment	3,890	-	(1)	143	4,032
Network installation	7,559	-	-	22	7,581
Telephones, switchboards and booths	626	20	(28)	8	626
Furniture, software and office equipment	1,054	12	-	146	1,212
Automobiles	33	21	-	-	54
Work in process	396	208	-	(315)	289
Materials (3)	87	62	(32)	(42)	75
Prepayments to vendors	12	1	-	-	13

Total	19,663	324	(72)	-	19,915

	Depreciation

Main account	Accumulated at beginning of year	Useful life (in years)	For the period		Retirements	Accumulated at the end of period	Net book value at the end of period

Land	-	-	-		-	-	117
Buildings	535	50	30		-	565	1,176
Switching equipment	3,557	10	158		(11)	3,704	471
Transmission equipment	2,770	10	208		(1)	2,977	1,055
Network installation	4,526	15	326		-	4,852	2,729
Telephones, switchboards and booths	621	5	32		(28)	625	1
Furniture, software and office equipment	1,031	1 - 3	66		-	1,097	115
Automobiles	27	5	5		-	32	22
Work in process	-	-	-		-	-	289
Materials (3)	-	-	-		-	-	75
Prepayments to vendors	-	-	-		-	-	13

Total	13,067		825	(2)	(40)	13,852	6,063

(1)	Capitalized interests in work in process amount to 6 million. See note 2.3.g.

(2)	Includes 38 million corresponding to installation charges.

(3)	Net of 21 million of obsolescence allowance.

a) Fixed assets (Cont.)

TELEFONICA DE ARGENTINA S.A.

AS OF DECEMBER 31, 2004

(amounts stated in millions of Argentine Pesos, restated as described in note 2.2)

	Original value

Main account	Amounts at beginning of year	Increases (1)		Net Retirements	Transfers	Amounts at the end of period

Land	117	-		-	-	117
Buildings	1,740	-		-	-	1,740
Switching equipment	4,131	-		-	18	4,149
Transmission equipment	3,796	-		-	94	3,890
Network installation	7,543	-		(1)	17	7,559
Telephones, switchboards and booths	626	24		(32)	8	626
Furniture, software and office equipment	1,033	3		-	18	1,054
Automobiles	27	6		-	-	33
Work in process	215	293		-	(112)	396
Materials (3)	77	109	(2)	(56)	(43)	87
Prepayments to vendors	10	2		-	-	12

Total	19,315	437		(89)	-	19,663

	Depreciation

Main account	Accumulated at beginning of year	Useful life (in years)	For the period	Retirements	Accumulated at the end of period	Net book value at the end of period

Land	-	-	-	-	-	117
Buildings	495	50	40	-	535	1,205
Switching equipment	3,301	10	256	-	3,557	592
Transmission equipment	2,488	10	282	-	2,770	1,120
Network installation	4,091	15	436	(1)	4,526	3,033
Telephones, switchboards and booths	609	5	44	(32)	621	5
Furniture, software and office equipment	964	1 – 3	67	-	1,031	23
Automobiles	25	5	2	-	27	6
Work in process	-	-	-	-	-	396
Materials (3)	-	-	-	-	-	87
Prepayments to vendors	-	-	-	-	-	12

Total	11,973		1,127	(33)	13,067	6,596

(1)	Capitalized interests in work in process amount to 8 million. See note 2.3.g.

(2)	Includes 9 million corresponding to assets transferred from inventories.

(3)	Net of 21 million of obsolescence allowance.

b) Intangible assets

TELEFONICA DE ARGENTINA S.A. AS OF SEPTEMBER 30, 2005

(amounts stated in millions of Argentine Pesos, restated as described in note 2.2)

	Original cost

Main account	At beginning of year	At the end of period

Licenses to use the logo and trademarks	50	50
Assignment of rights	22	22
No competition obligation	6	6
Deferred expenses	76	76
License (frequencies)	59	59

Total	213	213

	Amortization

Main account	At beginning of year	For the period	At the end of period	Net book value

Licenses to use the logo and trademarks	19	3	22	28
Assignment of rights	16	2	18	4
No competition obligation	4	-	4	2
Deferred expenses	54	6	60	16
License (frequencies)	53	1	54	5

Total	146	12	158	55

b) Intangible assets (Cont.)

TELEFONICA DE ARGENTINA S.A. AS OF DECEMBER 31, 2004

(amounts stated in millions of Argentine Pesos, restated as described in note 2.2)

	Original cost

Main account	At beginning of year	Increases	At the end of year

Licenses to use the logo and trademarks	50	-	50
Assignment of rights	22	-	22
No competition obligation	5	1	6
Deferred expenses	75	1	76
License (frequencies)	59	-	59

Total	211	2	213

	Amortization

Main account	At beginning of year	For the year	At the end of year	Net book value

Licenses to use the logo and trademarks	16	3	19	31
Assignment of rights	14	2	16	6
No competition obligation	3	1	4	2
Deferred expenses	45	9	54	22
License (frequencies)	51	2	53	6

Total	129	17	146	67

c) Investments in shares, securities issued in series and holdings in other companies

TELEFONICA DE ARGENTINA S.A.

AS OF SEPTEMBER 30, 2005 AND DECEMBER 31, 2004

(amounts stated in millions of Argentine Pesos)

			2005			2004

			Number of	Inflation
	Class of	Face value of	shares or	adjusted	Book	Book
Name and features	shares	shares	securities	cost	Value	Value

Current investments
Government securities (1)	-	US$1.0	8,916,767	-	27	-
Other investments (2)	-	-	-	-	-	8

Total current investments					27	8

Noncurrent investments (3)
Subsidiaries and affiliates
E-Commerce Latina S.A. (4)	Common	$1.0	12,000	33	1	1

Total noncurrent investments					1	1

Total					28	9

(1)	See note 2.3.b.

(2)	See note 17.

(3)	See note 2.3.f.

(4)	Financial Statements as of June 30, 2005 approved by E-Commerce Latina S.A.'s Board of Directors on July 28, 2005, with auditor´s limited review report by Abelovich, Polano & Asociados dated July 28, 2005 with no observations.

d) Other investments

TELEFONICA DE ARGENTINA S.A.

AS OF SEPTEMBER 30, 2005 AND DECEMBER 31, 2004

(amounts stated in millions of Argentine Pesos)

	Sep-05	Dec-04

Main account and features	Book value

Current investments:

Foreign currency deposits (note 22.g)	237	247
Local currency deposits	169	-
Mutual funds	20	4

Total	426	251

e) Allowance and accruals

TELEFONICA DE ARGENTINA S.A.

AS OF SEPTEMBER 30, 2005 AND DECEMBER 31, 2004

(amounts stated in millions of Argentine Pesos)

	2005

Account	Balance at beginning of year	Increases		Decreases		Balance at the end of period

Deducted from current assets:
For doubtful accounts	149	62	(4)	(39)	(1)	172
For impairment in value and slow turnover	3	-		-		3
For other receivables	2	-		(1)		1

	154	62		(40)		176
Deducted from noncurrent assets:
For doubtful accounts	10	4	(4)	(4)	(1)	10
For other receivables – Impairment of Patriotic
Bond (5)	56	3	(6)	(59)		-
For other receivables – Deferred tax assets (2)	1,051	2		(233)		820

	1,117	9		(296)		830

Total	1,271	71		(336)		1,006

Included in current liabilities:
Reserves	4	1		(2)		3

	4	1		(2)		3
Included in noncurrent liabilities:
Reserves	267	52		(21)		298

Total	271	53	(3)	(23)		301

	2004

Account	Balance at beginning of year	Increases		Decreases		Balance at the end of period

Deducted from current assets:
For doubtful accounts	216	63	(4)	(130)	(1)	149
For impairment in value and slow turnover	7	-		(4)		3
For other receivables	-	2		-		2

	223	65		(134)		154
Deducted from noncurrent assets:
For doubtful accounts	8	2	(4)	-		10
For other receivables – Impairment of Patriotic
Bond (5)	60	-		(4)		56
For other receivables – Deferred tax assets (2)	1,258	-		(207)		1,051

	1,326	2		(211)		1,117

Total	1,549	67		(345)		1,271

Included in current liabilities:
Reserves	3	4		(3)		4

	3	4		(3)		4
Included in noncurrent liabilities:
Reserves	219	121		(73)		267

Total	222	125	(3)	(76)		271

(1)	In 2005 and 2004, includes 39 million and 85 million, respectively, for recovery of doubtful accounts.

(2)	See note 2.3.k.

(3)	In 2005 and 2004, includes 35 million and 103 million disclosed under “Other expenses, net” and 16 million and 22 million disclosed under “Holding and financial income/(loss) on liabilities”, respectively, in the consolidated income statements.

(4)	Included in selling expenses in the consolidated income statements.

(5)	See notes 2.3.c and 14.

(6)	In 2005, net of 2 million, disclosed under “Holding and financial income/(loss) on assets – Exchange differences” in the consolidated income statement.

f) Cost of services provided (1)

TELEFONICA DE ARGENTINA S.A.

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2005 AND 2004

(amounts stated in millions of Argentine Pesos)

	September-05	September-04

Inventories at beginning of year	11	20
Purchases	14	15
Transfers (2)	-	(9)
Operating expenses (note 22.h)	16	10

Subtotal	41	36
Inventories at the end of period	(16)	(20)

Total (note 3.1.k)	25	16

(1)	Includes cost of telephone directories and telephone equipment.

(2)	Assets transferred to fixed assets.

g) Assets and liabilities in foreign currency

TELEFONICA DE ARGENTINA S.A.

AS OF SEPTEMBER 30, 2005 AND DECEMBER 31, 2004

(amounts stated in millions of Argentine Pesos)

	2005				2004

	Amount in units of foreign currency (2) (in millions)	Currency	Exchange rate	Book value in millions of pesos	Amount in units of foreign currency (2) (in millions)	Currency	Book value in millions of pesos

ASSETS
Current assets
Cash and Banks
Banks	2	US$	2.910000	7	-	US$	1
Investments
Foreign currency deposits	81	US$	2.910000	237	83	US$	247
Government securities	9	US$	2.910000	27	-	-	-
Other investments	-	-	-	-	3	US$	8
Trade receivables	11	US$	2.910000	33	10	US$	31
	2	SDR	4.217929	8	2	SDR	9
Other receivables
Related companies	2	US$	2.910000	6	3	US$	8
Financial prepayments	-	-	-	-	4	US$	10
Prepayment to vendors (1)	1	US$	2.910000	3	-	US$	1
	3	EURO	3.498100	10	3	EURO	12
Financial instruments	-	US$	2.910000	1	-	US$	1
Other	1	US$	2.910000	3	-	-	-

Total current assets				335			328

Noncurrent assets
Other receivables
Patriotic Bond (3)	-	-	-	-	10	US$	28
Financial instruments	-	US$	2.910000	1	1	US$	3
Other	1	US$	2.910000	2	-	-	-

Total noncurrent assets				3			31

Total assets				338			359

LIABILITIES
Current liabilities
Trade payables	28	US$	2.910000	81	39	US$	118
	1	SDR	4.217929	5	1	SDR	4
	1	EURO	3.498100	5	2	EURO	8
Bank and financial payables	118	US$	2.910000	342	242	US$	721
	2	EURO	3.498100	8	2	EURO	8
	1,064		¥0.025634	27	1,103		¥32
Other payables
Related companies	-	US$	2.910000	1	-	-	-
	3	EURO	3.498100	10	3	EURO	12
Financial instruments	4	US$	2.910000	10	3	US$	10

Total current liabilities				489			913

Noncurrent liabilities
Trade payables	1	US$	2.910000	2	-	-	-
Bank and financial payables	665	US$	2.910000	1,935	738	US$	2,199
	16	EURO	3.498100	57	17	EURO	70
	4,667		¥0.025634	120	5,704		¥166
Other payables
Financial instruments	4	US$	2.910000	11	1	US$	4

Total noncurrent liabilities				2,125			2,439

Total liabilities				2,614			3,352

(1)	Includes 13 million and 12 million, in 2005 and 2004, respectively, corresponding to prepayment to vendors for purchases of fixed assets (see note 22.a).

(2)	Includes figures less than 1 million in foreign currency.

(3)	See note 14.

US$:	US dollars	¥:	Yens
EURO:	European Currency	SDR:	Special Drawing Rights

h) Expenses incurred

TELEFONICA DE ARGENTINA S.A.

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2005 AND 2004

(amounts stated in millions of Argentine Pesos)

	2005						2004

	OPERATING EXPENSES

ACCOUNT	TELECOMMU- NICATIONS SERVICES	TELEPHONE DIRECTORIES	ADMINIS- TRATIVE EXPENSES	SELLING EXPENSES	OTHER EXPENSES, NET	TOTAL	TOTAL

Salaries and social security taxes	246	8	46	45	-	345	295
Other payroll expenses	2	1	3	1	-	7	6
Fixed assets depreciation	742	-	75	8	-	825	856
Fees and payments for services	282	4	115	48	-	449	383
Advertising	-	-	-	50	-	50	36
Directors’ and statutory auditors’ payments	-	-	4	-	-	4	4
Insurance	-	-	9	-	-	9	9
Material consumption and other expenditures	36	-	6	7	-	49	55
Management fee	47	-	6	-	-	53	50
Transportation	17	1	-	3	-	21	13
Taxes	32	-	1	116	-	149	131
Rentals	19	2	2	1	-	24	32
Commissions	-	-	-	18	-	18	16
Allowance for doubtful accounts	-	-	-	66	-	66	47
Recovery of doubtful accounts (2)	-	-	-	(48)	-	(48)	(74)
Intangible assets amortization (1)	4	-	2	-	-	6	5
Employee terminations	-	-	-	-	9	9	32
Tax on bank account credits and debits	-	-	23	-	-	23	24
Other	-	-	1	-	33	34	44

Total 2005	1,427	16	293	315	42	2,093

Total 2004	1,406	10	251	221	76		1,964

(1)	In 2005 and 2004, not including 6 million and 7 million, respectively, corresponding to depreciation of deferred expenses, which are disclosed under “Other Holding and Financial income/(loss) on liabilities” in the income statements.

(2)	In 2005, includes 9 million corresponding to collections from customers written off as of December 31, 2004. In 2004, includes 14 million corresponding to collections from customers written off as of December 31, 2003.

Item 3

Operating and Financial Review and Prospects

Telefónica de Argentina S.A.

Operating and Financial Review and Prospects

The following discussion should be read together with the consolidated financial statements of Telefónica de Argentina S.A. (the “Company” or “Telefónica”) for the nine-month periods ended September 30, 2005 and 2004. Those financial statements have been prepared in accordance with accounting principles generally accepted in Argentina approved by the CPCECABA, as adopted by the National Securities Commission (“CNV”) (“Argentine GAAP”), which differ in certain respects from U.S. generally accepted accounting principles (see notes 2.2 and 19 to the consolidated financial statements).

Critical Accounting Policies

     This information summary is based upon the Company’s consolidated financial statements, which have been prepared in accordance with Argentine GAAP.

      The Company believes the following represents its critical accounting policies. The Company’s accounting policies are more fully described in Notes 2 and 13 to the consolidated financial statements. The most critical accounting policies adopted in preparing the consolidated financial statements according to accounting principles generally accepted in Argentina relate to:

•	the depreciable lives for each category of fixed assets. The Company believes that the accounting estimate related to the establishment of asset depreciable lives is a “critical accounting estimate” because: (1) it requires Management to make estimates about technology evolution and competitive uses of assets, and (2) the impact of changes in these estimates could be material to its financial position, as well as its results of operations. Company’s Management estimates about technology and its future development require significant judgment because, to date, the impacts of technology advances are difficult to predict;

•	the evaluation of fixed assets and limited life intangible assets for impairment whenever indicators of impairment exist. Argentine GAAP require that the recorded value of assets be evaluated for impairment against its recoverable value, which for a prolonged lived asset is generally defined as its economic use value. According to those accounting standards, if an impairment indicator is present, the Company must assess whether the carrying amount of the asset is recoverable by estimating the sum of the future cash inflows less the future cash outflows expected to be obtained from the asset, undiscounted and before interest charges. If the carrying amount is greater than the recoverable amount, an impairment charge must be recognized, based on the fair value of the asset. The Company uses the expected cash flow method in accordance with Argentine GAAP. The Company believes that the accounting estimate related to asset impairment is a “critical accounting estimate” because: (1) it requires Management to make estimates about future revenues and costs over the life of the asset; and (2) the impact of recognizing an impairment could be material to its financial position, as well as its results of operations. Company Management´s estimates about future revenues require significant judgment because actual revenues have fluctuated in the past and may continue to do so especially due to the pending tariff renegotiation.

In estimating future revenues, the Company mainly uses its internal business forecasts and additionally any current information they may have regarding changes in significant variables affecting such forecasts. The Company develops its forecasts based on recent revenue data for existing products and services, planned timing of new products and services, estimates of tariff increases and other industry and macroeconomic factors.

Fixed assets have been valued based on their recoverable value on the basis of the Company Management´s best estimate of future cash flows of its telecommunications business, considering current information and future telephone service rates estimates. The Company has monitored the evolution of the macroeconomic variables that affect its business and, from time to time, it has adjusted its projections based on the latest trends. As explained in note 1 to the consolidated financial statements, the main macroeconomic variables have shown relative stabilization. In the opinion of the Company’s Management, based on the preparation of projections based on such trends and the consideration of operating strategies available for these scenarios, the Company will obtain future cash flows enough to recover the balances corresponding to its fixed assets. Notwithstanding the foregoing, as explained in note 10.1 to the consolidated financial statements, the Company will continue to monitor the projected situation and will assess the effect of any new future developments.

•	the creation of reserves for contingencies assessed as likely by the Company’s Management, based on its estimates and in the opinion of its legal counsel (see note 11 to the consolidated financial statements).

•	the Company’s Management assesses the recoverability of deferred tax assets based on estimates. The recoverability of deferred tax assets ultimately depends on the Company’s ability to generate enough taxable income during the periods in which the temporary differences are expected to be deductible. In making its assessment, the Company’s Management considers the reversal time period of deferred tax liabilities, projected taxable income and tax planning strategies. This assessment is based on a series of internal projections which are updated to reflect the trends. In accordance with accounting principles in force, the Company must recognize deferred tax assets when future deductibility is likely. Therefore, considering the legal requirements of limitation periods applicable to tax loss carryforwards and the variables which affect the future taxable results, including those related to the possible effect of the final outcome of the tariff renegotiation pending (see notes 1 and 10.1 to the consolidated financial statements), Telefónica has booked a reserve for the balance of net deferred tax assets whose recovery depends upon the generation of future taxable income.

•	the creation of allowances, amounting to 182 million set up to cover doubtful accounts based on the Company’s estimates regarding the terms and conditions of their potential future collection; and

•	the Company has made certain assumptions with respect to debt obligations, tax credits and accounts receivable with all levels of the Argentine Government (federal, provincial and municipal governments and governmental agencies) that they will be honored either through collection or by delivery of alternative instruments, or by set off against taxes owed or future taxes payable.

     The preparation of financial statements in accordance with Argentine GAAP requires the Company’s Management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of issuance of these consolidated financial statements and the reported amounts of revenues and expenses during the period/year being reported. Final results may differ from those estimated by the Company’s Management. See notes 2.3.g, 2.3.k, 2.8, 10 and 13 to the consolidated financial statements.

     Among others, these consolidated financial statements reflect the effects derived from economic and exchange regulations known as of the date of issuance of such consolidated financial statements. All of Company Management’s estimates have been prepared taking such effects into consideration. The effects of any additional action that the Argentine Government may undertake in the future will be recognized in the consolidated financial statements in the moment that Management becomes aware of them.

Overview

      Some of the more significant influences that have historically affected, and that continue to affect the Company's business and its results of operations are:

•	the manner in which the Argentine Government has managed the Argentine economy and directed exchange, monetary and fiscal policies, including the manner in which it has attempted to restrain Argentine inflation;

•	the regulated nature of the Argentine telecommunications market, including a framework of decrees of the National Executive Power and various resolutions that the Telecommunications Regulatory Authority has adopted that impact the management and performance of the Company’s business and;

•	the long-term strategic vision of the Company, which has guided the various steps that it has taken over the years to improve profitability and to expand and modernize its operations and prepare itself for the competitive environment.

Evolution of the current macroeconomic situation and financial system in Argentina

      After the institutional, political, economic, financial and social crisis that took place in late 2001 and 2002, Néstor Kirchner, belonging to Justicialist Party (“PJ”), assumed in as President of Argentina on May 25, 2003. In the second half of 2003, authorities were elected for executive and legislative offices and the PJ not only gained control of most of the provincial governorships but also obtained absolute majority in both Houses of the Argentine Congress.

      In the recent legislative elections of October, the PJ retained its dominant position in both Houses of Congress; however, the internal fragmentation within the party has forced the official wing (called Frente para la Victoria, FV) to depend on the will of the rest of the PJ, in particular in the Lower House, where the official wing holds 107 seats, while the required quorum for holding sessions is 129. This makes it necessary for Kirchner’s wing to negotiate with Duhalde’s block (and other opposing parties) for purposes of dealing with key laws, such as the 2006 National Budget and/or the Economic Emergency Law, among other sensitive statutes.

     Relationship between the Government and international credit entities continues standstill in spite of the completion of the restructuring process of Argentina’s defaulted sovereign debt. It was expected that once such process was complete, negotiations would be resumed with a view to a new agreement given the non-approval to the third review of targets in 2004. In spite of this situation, markets are relatively calm because the Government continues to meet its obligations to repay principal and interest, thereby currently preventing a new episode of default with international credit entities, as was the case in 2002 with the Inter-American Development Bank (IDB). Although this weak relationship allows the Government more freedom to undergo this transition politically, it should not be an external payment policy sustainable over time. Although quantitative targets are in compliance with the International Monetary Fund’s (IMF) demands, certain qualitative targets are still under discussion, including: (i) renegotiation of contracts with privatized public utility companies, (ii) the agreement with noteholders that have not taken part in the public debt restructuring, (iii) the level of primary surplus sustainable over time, and (iv) approval of a National Tax Sharing Law, among other fiscal and institutional measures.

     As far as the renegotiation of the defaulted sovereign debt is concerned, the Government presented, on March 18, 2005 the outcome of the exchange process that concluded on February 25, 2005. The acceptance rate was 76.15% even though the Government’s expected level had been, at minimum, a two-thirds acceptance level and the international financial community demanded a minimum of 80%. As a result, Argentina’s total sovereign debt decreased from US$ 189.8 billion to US$ 126.5 billion (equivalent to 77% of Gross Domestic Product (“GDP”), according to the official figures). Anyway this level of indebtedness is still above the one prevailing as of December 2001, but the terms have been considerably extended and the amounts corresponding to the service of the debt are also lower.

     Economic activity continues recovering at a fast pace. The GDP (measured in real terms) increased to 8.8% in 2003 and 9% in 2004, whereas increased to 9.1% in the first half of 2005, reaching absolute values above the levels recorded in 1998. The country’s annualized inflation rate continues in 2-digit; for the first 9 months of the year, retail prices have recorded a cumulative increase of 8.9% (higher than for the same period of 2003 and 2004) while wholesale prices have had a cumulative increase of 8.2% in the same period. In 2004, the Consumer Price Index (“CPI”) rose 6.1% and the Wholesale Price Index (“WPI”) increased by 7.9% .

     The employment continues to improve. The unemployment rate was 12.1% in the second quarter of 2005 falling down from levels of over 20% as presented during the worst periods of the Argentine crisis 2001-2002. But the increase in the activity rate, i.e., the population that enters the labor market looking for a job, is the main reason for the deceleration in the declining trend that has been shown by the unemployment rate. In contrast, the social situation does not show significant improvements compared to the economic activity. Poverty still stands at very high levels close to 38.5% of population and indigence represents the 13.6% of population. In addition, the work of non-registered employees continuous being high. Both unemployment and public insecurity are the main demands of the society, but the latter, together with the picketer conflict are the ones that have increased the most during the last quarters.

     As far as the main financial variables are concerned, the situation seems stabilized despite the volatility resulting from the post-default period and the special relationship that the Government maintains with international credit entities. The dollar exchange rate fluctuates from $2.95 to $3.00 per US dollar. Capital flight is not significant and controls on speculative capital have been established. The Merval index is above 1,600 points, and has risen 26% in dollars during the first 9 months of the year. Interest rates are still low, even with negative values in real terms. The excess liquidity resulting from the increase in deposits and the gradual pace in the expansion of loans generates low needs of funding in the local financial system. Still, money supply margins are reduced and a tightening in monetary policy should be the most probable future scenario.

     The prospects for the next months anticipate an economic activity that will continue to recover though at a slower pace than in the last quarters, affected by the restrictions on installed capacity in manufacturing industry and the energy crisis. Regarding the price scenario, the retail inflation rate continues heading for 2-digit annualized levels and the wholesale inflation rate will continue to be influenced by the change in the international price of oil and the rest of the relevant commodities. In turn, the employment rate will continue to improve although it is not expected to experience the high employment-product elasticity recorded in the 2002-2004 period. Therefore, the unemployment rate will probably record slight declines.

      In the financial markets the peso is expected to maintain its appreciation against the US dollar, while interest rates will tend to increase slightly, following increases in international rates. Both the variable and fixed income market would range according to with the volatility that implies the relationship existing between the Government and the international credit entities, as well as the conditions of the World economy, in order to satisfy funding needs for the rest of the year.

      The following table sets forth rates of inflation, as measured by the Argentine WPI and the rate of real growth of Argentine GDP for the periods shown:

	September 30,

	2005	2004

WPI (% change) (1)	8.2	7.9

(1) Price index figures are for the nine-month periods ended September 30, 2005 and 2004.

	September 30,

	2005(3)	2004(2)

GDP (annual % change)	8.6	9.6

(2)	Official data.
(3)	Projection estimated by the Company.

Telecommunication rate regulations

      Decree No. 764/00, issued to de-regulate telecommunications services, sets forth that providers may freely establish the tariffs and/or the prices of the services supplied to objective categories of clients, which must be applied non-discriminatorily. However, if there were no effective competition, as it is the case with the services that generate a substantial part of the Company’s income, historical providers shall respect the maximum tariffs laid down in the General Tariff Structure. Below the values established in such tariff structure, these providers may establish their tariffs freely. To determine the existence of effective competition, the historical providers shall demonstrate that another or other providers of the same service have obtained 20% of the total revenue for such service in the local area of the Basic Telephony Service involved. Additionally, in the case of national and international long distance services, effective competition shall be deemed to exist when customers in the area are able to choose through out the dialing selection method among more than two service providers offering more than one destination.

      In 2000, the Company filed a request to the effect that effective competition be officially acknowledged in the Buenos Aires Multiple Area (“AMBA”). Pursuant to Resolution SC No. 304/03, the Secretary of Communications (“S.C.”) established that the Company should readjust the presentations submitted, supplying additional information. The Company has complied with this request and no resolution has yet been made in the case.

      For the areas and services for which effective competition has not been declared to exist, tariff agreements established that the maximum tariff per pulse should be expressed in US dollars in addition to a right for the Company to choose whether to adjust such tariff from April 1 to October 1 of each year based on the variation in the Consumer Price Index of the United States of America. However, the Public Emergency and Exchange System Reform Law No. 25,561, dated January 6, 2002, provided that in the agreements executed by the Federal Administration under public law regulations, including public works and utilities, indexation clauses based on foreign countries’ price indexes and any other indexation mechanisms are annulled. Law No. 25,561 also established that the prices and tariffs resulting from such clauses are denominated in Pesos at the $ 1 to US$ 1 exchange rate. Furthermore, this law authorized the National Executive Power to renegotiate the above contracts taking into account the following criteria in relation to public utilities: (a) the impact of tariffs on the competitiveness of the economy and on distribution of income; (b) service quality and investment plans, when such aspects are contemplated in the contracts; (c) the interest of users and access to the services; (d) the security of the systems comprised; and (e) the profitability of the companies.

      The National Executive Power, by means of Decree No. 293/02, entrusted the Economy Ministry with the renegotiation of such agreements, including agreements that govern the provision of basic (fixed) telephony services. Decree No. 311/03 created a Renegotiation and Analysis of Public Utilities Agreements Unit, which shall be headed by the Ministers of Economy and Production, National Planning, Public Investment and Services. The referred Unit will be in charge of proceeding with the renegotiation process.

      Decree No. 120/03 authorized the Argentine Government to provide for interim tariff reviews or adjustments as may be deemed necessary or convenient for the purpose of ensuring the continued availability, safety and quality of services provided to users under these contracts until the conclusion of the renegotiation process.

      Law No. 25,790 sets forth that the term to renegotiate the agreements for public works and utilities is to be extended until December 31, 2004, term that has been further extended until December 31, 2005 pursuant to Law No. 25,972. The National Executive Power shall be responsible for submitting the renegotiation proposals to National Congress, which will have to communicate its decision within a period of 60 running days counted from the date of reception of the proposal. In the event that the above-mentioned period expires without National Congress having reached a solution, the proposal shall be deemed accepted. If the proposal is rejected, the National Executive Power shall resume the process to renegotiate the respective agreement. This rule establishes that the decisions adopted by the National Executive Power in this renegotiation process shall not be limited to, or subject to, the stipulations contained in the before mentioned regulatory frameworks currently governing the concession or licensing agreements for the respective public utilities. Renegotiation agreements may cover partial aspects of concession or licensing agreements, contain formulas to adjust such agreements or temporarily amend them and include the possibility of agreeing upon periodical reviews, as well as the establishment of conditions that must be met by the quality parameters applied to services. If there were temporary amendments, they should be taken into consideration in the terms of the final agreements reached with concessionaires or licensees. The legal provisions do not authorize public utilities contractors or concessionaires to suspend or alter compliance with their duties.

      Under the legal framework described, on May 20, 2004 the Company, Telecom Argentina S.A. (“Telecom S.A.”) and the Argentine Government signed a Memorandum of Understanding (the “Memorandum of Understanding”) pursuant to which they agreed to maintain the General Tariff Structure currently in force for the Basic Telephony Service until December 31, 2004, without waiving the Company’s rights. The parties also ratified their intent to reach a final contractual renegotiation before December 31, 2004, which finally did not happen. In addition, pursuant to the provisions of the Transfer Contract, they agreed that any new tax or charge, or any variation in those currently in force, subject to the control of Regulatory Authorities as established in sub-sections a), c) and d) under paragraph 12.15 of the List of Conditions, shall be broken down in the bills issued to customers for services in the jurisdictions levied with the respective tax or charge.

      With the objective of establishing mechanisms to enhance access to telecommunications services, in the Memorandum of Understanding, an agreement was reached to implement the measures necessary to develop the following services:

a) Virtual telephony cards for the beneficiaries of the Head of Household Plan and for pensioners who do not have a telephone line and who meet the eligibility requirements set forth in the respective resolution.

b) Internet access service in all its provincial centers at discount prices.

c) Addition of the Heads of Household who own a telephone line and meet the respective eligibility requirements for registration, to be registered for the Program “Retirees, Pensioners and Low-Consumption Households”.

      As stated in this Memorandum of Understanding, the S.C. issued Resolutions No. 261, No. 272 and No. 73, dated November 12, 2004, November 23, 2004, and March 31, 2005, respectively.

      Resolution No. 261 approved the Company's promotional offer to provide dial-up Internet access service as described in sub-paragraph b) at lower prices to customers in urban areas located more than thirty (30) kilometers away from the Company's current hubs for the supply of 0610 Internet access service, in order to increase the number of areas that will have access to this service and based on discounts granted over telephone rates.

      Pursuant to Resolution No. 272, the S.C. accepted the Company's proposal to implement the "Virtual Telephony" service for the beneficiaries of the Head of Household Plan mentioned in sub-paragraph a), consisting in the Value Added Voice Messaging Service, with a related telephone number, that allows users to receive and store messages, available in the Buenos Aires Multiple Areas, La Plata, Mar del Plata, Mendoza, Bahía Blanca and Neuquén.

      Pursuant to Resolution No. 73, dated March 31, 2005 and the clarifying Resolution No. 149 dated June 21, 2005, the Company and Telecom S.A. were instructed to include the beneficiaries of the Head of Household Plan who already own a telephone line in the customer category “Retirees, Pensioners and Low-Consumption Households” as long as they meet the respective requirements for such category. For that purpose, the Company is under the obligation to request the National Social Security Authorities (Anses) to supply it with the National Register of Beneficiaries of the Head of Household Plan.

      In the opinion of the Company's Management, the application of the issues mentioned in sub-paragraphs a), b) and c) will not have a significant impact on the Company's future results.

      During the final months of 2004 and the beginning of 2005, the Argentine Government reached letters of understanding with several providers of public utility services, which established tariff adjustments of 15% to 30% and a new term for their review. These agreements will be validated once they are signed as Argentine decrees. As of the date of issuance of the consolidated financial statements, however there have been no letters of understanding or tariff adjustments for the telecommunication services.

      On March 8, 2005 the Ministry of Economy and Production and Federal Planning, Public Investment and Services, pursuant to Resolutions No. 123 and No. 237, respectively, scheduled public audiences with electricity and gas companies in order to analize tariff increases. However, as of the date of issuance of the consolidated financial statements, no telecommunication service companies have been notified of a date for an audience.

      In the opinion of the Company’s Management and its legal counsel, the deep changes in the Argentine economic model experienced since early 2002, are to be considered extraordinary events that significantly modified the economic and financial equation, therefore allowing the introduction of changes in the tariff regime to adapt it to the new situation, in full compliance with the principles established in the List of Conditions and the Transfer Contract, in order to maintain a regular, continuous and efficient supply of telephony services. The Transfer Contract contemplates the possibility of automatically adjusting the tariffs in the case of extraordinary and unforeseen events thereby defined or government actions or decisions that significantly affect the Transfer Contract’s original financial equation. The Transfer Contract also establishes a compensation on the part of the Argentine Government when there are extraordinary events, including actions and decisions of the Argentine Government such as a freezing on tariffs or price controls, as well as the procedures to be followed to collect such compensation.

      The Company filed the information required by the Argentine Government and it has proposed to reestablish the tariff regime stipulated in the Transfer Contract, which contemplates Peso-denominated tariffs whose intangibility is safeguarded by the application of the monthly Consumer Price Index in Argentina or, if there were significant differences between this index and the variation of the US dollar, by the result obtained from the application of a polynomial formula that considers 40% of the monthly variation of the price of the US dollar and 60% of the variation of the monthly CPI in Argentina, which had been annulled with the enactment of the Convertibility Law and the issuance of Decree No. 2,585/91. The Company proposed different alternatives to achieve such objective, especially to handle the transition from current tariffs to those resulting from the application of the Transfer Contract.

      In the opinion of the Company’s Management and its legal counsel, in accordance with the general principles of administrative law, as applicable to the Transfer Contract and to the List of Conditions, future tariffs should be established in such a level as to cover sufficiently the costs of the service in order to preserve a regular, continuous and efficient supply of the telephone public service within the legal framework governing the Transfer Contract. However, it cannot be assured that the Argentine Government shall adopt the Company’s position with respect to the effect of the current situation in relation to such clauses in the Transfer Contract. It is possible that such tariff regime will not maintain the value of its tariffs in US dollars or in constant Pesos in connection with any previous increase or possible future increase in the general price level. If, as a result of the renegotiation mentioned before, future rates evolve at a pace that do not allow restoring the economic and financial equation that both the List of Conditions and the Transfer Contract intend to preserve, such rate system could have an adverse impact on the Company’s financial condition and future results. As of the date of issuance of the consolidated financial statements, the Company’s Management cannot predict the final outcome of the renegotiation required by the Public Emergency Law or the tariff regime to be effective in the future or when such regime shall be implemented.

      In accordance with Resolution No. 72/03, in February 2003 the Ministry of Economy approved a methodology to calculate and transfer to the Company’s customers the impact of the tax on bank account transactions imposed by Law No. 25,413 paid by the Company as from the date in which Resolution No. 72/03 comes into force. Resolution No. 72/03 expressly refers to the Transfer Contract as the basis for the approval of such method. The Company considers that the position taken by the Ministry of Economy in this Resolution is consistent with the proposal submitted regarding its rights under the Transfer Contract. In accordance with Resolution No. 72/03, all taxes paid before that date are included in the contractual renegotiation imposed by the Public Emergency Law. Likewise, as the Memorandum of Understanding provides the pass-through to tariffs of any new tax or charge or any variation in those currently in force, by operation of the rules of the Transfer Contract and the List of Conditions, it implies the acknowledgment of the tariff provisions contained therein.

Comparison of results of operations for the nine-month periods ended September 30, 2005 and 2004

      All references made below to 2005 and 2004 are to the Company’s nine-month periods ended September 30, 2005 and 2004, restated as described in note 2.2 to the consolidated financial statements.

      For purposes of this section, references to the "Company" are to the Company together with its consolidated subsidiary.

      In addition, references to “in real terms” and “in constant pesos” are to figures restated as described in note 2.2 to the consolidated financial statements. References to “in current terms” are to figures not restated by inflation.

Net Revenues

      Net revenues increased by 10.5% to $2,543 million in 2005 from $2,301 million in 2004.

     The increase in revenues was principally due to an increase in the consumption of sundry services and an increase in the average plant.

      The following table shows operating revenues in millions of pesos by category of services for the nine-month periods ended September 30, 2005 and 2004 (net of intercompany eliminations):

	2005	2004	Variation

Basic telephone service
Measured service	684	665	2.9%
Monthly basic charges (1)	582	550	5.8%
Special services	419	352	19.0%
Installation charges	37	33	12.1%
Public phones	141	154	-8.4%
Access charges	378	282	34.0%
International long-distance service	96	79	21.5%
Direct Lines	59	63	-6.3%
Publishing telephone directories	23	19	21.1%
Other	124	104	19.2%

Total	2,543	2,301	10.5%

(1) Includes basic charges and charges for supplemental services.

      The main variations refer to:

     Measured service includes revenues that the Company collects from the traffic consisting of local and domestic long-distance calls made by its own customers to other of its own customers through the Company’s network, to customers of other operators routed through the Company’s network as well as other operators’ networks. In this last case, the Company bills and collects revenues for the termination of those calls (included in Access charges revenues), and pays to the other operators the cost of using their network (see cost of services provided “Fees and payments for services”).

     Measured service increased by $19 million or 2.9% to $684 million in 2005 from $665 million in 2004. The variation was mainly due to: (i) an increase of $39 million or by 4.8% in the total average number of billable lines, partially offset by (ii) a decrease in average urban and interurban consumption per line of approximately $8 million, and (iii) by an increase in tariff discounts of approximately $12 million in 2005 as compared to 2004.

     Monthly basic charges increased by $32 million or 5.8% to $582 million in 2005 from $550 million in 2004. The variation was mainly due to (i) an increase in the Company’s average number of billable lines of approximately $19 million, (ii) an increase in revenues from supplemental services of approximately $11 million, mainly due to the increase in lines in service of approximately 6.1%, and (iii) a decrease in 2005 in the average number of lines out of service as compared to last year that generates an increase of $6 million in the monthly basic charges, partially offset by an increase in tariff discounts of approximately $4 million in 2005 as compared to 2004.

     Special services increased in $67 million or 19% to $419 million in 2005 from $352 million in 2004. The variation was mainly due to an increase of: (i) $66 million in Internet service subscriptions billed, due to the rise in the number of ADSL (broad band) users of 86.5%, (ii) $5 million in services provided to suppliers of audiotext and free calls, and (iii) an increase in revenues billed for prepaid cards of approximately $6 million, partially offset by a decrease of $10 million in services provided to other suppliers for agreements signed in 2004.

     In 2005, revenues from installation charges totaled $37 million, representing an increase of $4 million or 12.1% as compared to $33 million in 2004. This variation was mainly due to an increase in ADSL and basic telephone service connections.

     Revenues from public phones decreased by $13 million or 8.4% to $141 million in 2005 from $154 million in 2004. The variation mainly results from: (i) a decrease in average traffic per public telephone line of approximately $12 million or 11.1%, and (ii) an increase in discounts and rebates granted to third party calling centers.

     Access charges: the Company bills and collects income resulting from call termination of other operators through the Company’s network, and pays to the other operators the cost of using their networks (see costs of services provided “Fees and payments for services”).

     Revenues resulting from access charges (interconnection) in 2005 amounted to $378 million, as compared to $282 million in 2004, representing an increase of $96 million or by 34.0% . The variation mainly results from a 24.8% increase in interconnection traffic, in particular with mobile telephone companies, both in transit and in access, and an increase in interconnection subscriptions of 21.6% or by $11 million.

     International long-distance service revenues increased by $17 million or 21.5% to $96 million in 2005 from $79 million in 2004. This variation was mainly due to an approximately 18% increase in incoming traffic with international carriers and an increase in traffic from customers of approximately 26.6%, partially offset by an increase in outgoing traffic with international carriers.

     Revenues from Direct Lines decreased by $4 million or 6.3% to $59 million in 2005 from $63 million in 2004. This is mainly due to a 2.3% decrease in the number of direct digital lines in service and a decrease in average prices, which depend on the transmission capacity and the distance of lines.

     Revenue from publishing telephone directories in 2005 amounted to $23 million, as compared to $19 million in 2004, representing an increase of $4 million or 21.1% . This was mainly due to higher advertising investment per customer.

      “Other” revenues increased to $124 million in 2005 from $104 million in 2004 which represents an increase of $20 million or 19.2% . This variation is mainly due to an increase in computer assistance services and other management services provided, among others.

Cost of Services provided, Administrative expenses and Selling expenses (“Operating cost”)

      Cost of services provided, administrative expenses and selling expenses increased by 8.8% to $2,060 million in 2005 from $1,894 million in 2004.

      The following table shows the breakdown of expenses for the nine-month periods ended September 30, 2005 and 2004 (net of intercompany eliminations), in million pesos:

	2005	2004	Variation

Salaries and social security taxes	345	295	16.9%
Depreciation and amortization of fixed assets
and intangible assets (1)	831	861	-3.5%
Fees and payments for services	499	419	19.1%
Material consumption and other expenditures	49	55	-10.9%
Allowance for doubtful accounts	18	(27)	-166.7%
Sales costs (2)	9	6	50.0%
Management fee	53	50	6.0%
Other	256	235	8.9%

Total	2,060	1,894	8.8%

(1)	Excluding the portion corresponding to financial expenses.
(2)	Amount net of operating expenses from directory publishing amounting to $16 million in 2005 and $10 million in 2004.

     The main variations of operating costs refer to:

     Salaries and social security taxes increased by 16.9% or $50 million to $345 million in 2005 from $295 million in 2004. The variation was mainly due to an increase in salaries granted by the Company and by a decree of the National Executive Power to employees, both those included and not included in the collective bargaining agreement, during the first quarter of 2005. Additionally, this variation includes the effect of the agreements between the Company and the unions, which represent the employees governed by collective bargaining agreements, that took place in December 2004. These increases were slightly accompanied by an increase in Telefónica’s average headcount, to 8,792 in 2005 from 8,721 in 2004.

     The productivity index, measured as lines in service by employee grew from 494.4 in 2004 to 505.5 in 2005, which represents approximately a 2.2% increase.

     Total depreciation and amortization of fixed assets and intangible assets decreased to $831 million in 2005 from $861 million in 2004. The decrease was mainly due to assets that were no longer depreciated during 2004 (mainly transmission, switching and radio equipment), partially offset by the depreciation of investments in fixed assets applied during 2004 and 2005.

     Fees and payments for services increased by 19.1% or $80 million to $499 million in 2005 from $419 million in 2004. In relation to the above mentioned variation, the main increases should be highlighted:

•	temporary personnel expenses for $21 million, mainly due to the need to hire temporary personnel and salary increases granted by the Company and decree of the National Executive Power;

•	network maintenance expenses for $19 million, mainly due to repair charges caused by cable theft, increase in preventive maintenance resulting from the increase in activities and lines in service;

•	advertising expenses for $13 million, mainly generated by an increase in the number of advertising and telemarketing campaigns, accompanied by an increase in the average cost of them;

•	Interconnection fees to providers amounting to $7 million due to the increase in traffic, mainly outgoing international internet calls;

•	$7 million in advice and consulting fees mainly due to higher consulting fees; commissions for sales, building maintenance and security, communication and travel expenses of $10 million;

•	technical services and systems of $3 million due to higher capacity hired from service providers.

     Costs for material consumption and other expenditures decreased from $55 million in 2004 to $49 million in 2005. In real terms, costs for material consumption and other expenditures increased by $13 million, from $38 million in 2004 to $51 million in 2005; the main causes of such variation were the increase in the consumption of materials and other expenditures due to an increase in preventive maintenance and higher prices of such materials and expenditures.

     The change in the charge for the allowance for doubtful accounts can be summarized as follows: (i) in 2005 allowance for doubtful accounts was of $66 million, as compared to $47 million in 2004, representing an increase of $19 million; and (ii) a total recovery of collection of past-due customers in 2005 of $48 million, as compared to $74 million in 2004, representing a decrease of $26 million. These variations resulted from the increase of activity during 2004 and 2005 and the behaviour and the improved payment capacity of customers as a result of the recovery of the macroeconomic environment and the new collection plans implemented by the Company.

     The cost of sales, net of the capitalization of directory distribution costs, increase from $6 million in 2004 to $9 million in 2005, representing an increase of 50.0% . The charge to income from the cost of sales of equipment, telephone accessories and other input increased by $2 million, from $11 million in 2004 to $13 million in 2005. This variation was due to an increase in sales of equipment and telephone accessories offset by a decrease in the number of ADSL modems sold as they have been delivered on a loan for use basis as from June 2004.

     The charge to income for management fee increased from $50 million in 2004 to $53 million in 2005, representing a 6.0% increase. This is mainly due to an increase in the income considered for fee calculation.

     The charge to income of other operating costs increased from $235 million in 2004 to $256 million in 2005, representing a 8.9% increase. The variation is mainly due to an increase in other taxes of $18 million, resulting from an increase in the Company’s revenues (taxable base of certain rates and taxes); and an increase in transportation expenses of $8 million, commission expenses of $2 million and other expenses of $2 million. This increase is partially offset by a $8 million decrease in lease charges as a result of the expiration of the leases of vehicles and by a decrease of the charge of tax on bank account credits and debits of $1 million.

Other expenses, net

      Other expenses, net decreased from $76 million in 2004 to $42 million in 2005, representing a 44.7% decrease. The variation is mainly explained by a reduction in employee termination charges and by a decrease in reserve for contingencies.

Financial incomes and losses

     In 2005 and 2004 interest capitalized totaled $6 million and $4 million, respectively (see note 2.3. g to the consolidated financial statements).

      For 2005 and 2004, net financial incomes and losses amounted to losses of $160 million and $367 million, respectively, representing a decrease of $207 million. This decrease was mainly due to: (a) $145 million for exchange difference gain resulting from the effect of changes in the exchange rate experienced in both periods, from a loss of $51 million in 2004, to a gain of $94 million in 2005 and (b) a reduction in interest and financial charges, of $73 million, to a loss of $217 million in 2005 from a loss of $290 million in 2004, mainly due to a decrease in the exchange rate, a decrease in financial payables and in interest rate applied to the debt of the Company with its indirect controlling company Telefónica International S.A. (“TISA”) partially offset by a decrease in the interest rate applied to customers for payments in arrears.

Net income (loss)

     Net income (loss) increased from a loss of $37 million in 2004 to a gain of $281 million in 2005, mainly due to the variation of revenues and the exchange difference.

Taxes

      Turnover Tax: the rate of the tax on gross revenues depends on the jurisdiction in which revenue is generated and ranges from 2% to 6%. By its Resolution No. 2,345/94, the National Telecommunications Commission (“CNT”) required to the Company, based on clause 16.9.3 of the Transfer Contract, to pass through to consumers the turnover tax rate reduction enforced by the City of Buenos Aires effective 1991. While the Company met the requirement contained in the resolution by depositing in a special bank account $5.2 million relating to excess amounts purportedly collected and applying the required rate reduction, it also filed a motion for reconsideration and an appeal in the alternative against that resolution. The CNT rejected the remedy sought by the Company in Resolution No. 1,513/95, as did the ME y OSP through its Resolution No. 139, of which the Company was formally notified on January 30, 1996. On February 14, 1996, the CNT issued Resolution No. 86/96, which provided that, in the first billing falling due on or after April 1, 1996, the Company should refund to owners of telephone lines in the City of Buenos Aires approximately $8 million in principal and $17.5 million in interest. While the Company has complied with the requirement, it still believes that the procedure that the CNT used to calculate the refundable capital and interest can be questioned and has filed a motion for reconsideration and an Ancillary Appeal requesting that Resolution No. 86/96 be revoked. The National Communications Commission (“CNC”) replied to the formal notice and attached thereto a certified copy of CNC Resolution No. 84/99, which dismissed the request for reconsideration of Resolution No. 86/96 made by the Company at the time. In view of this situation, the judge hearing the constitutional protection action declared a nonsuit and ruled that the Company should bear court costs and expenses and fees of legal counsel.

      Subsequently, through Resolution No. 4,583/99, the S.C. dismissed the Ancillary Appeal against Resolution No. 86/96 that the Company had filed. The Company then filed a motion for reconsideration against Resolution SC No. 4,583/99, the outcome of which is pending.

      Additionally, the Company calculates the Tax on minimum presumed income. This tax will be in effect for ten fiscal years and is supplementary to Income tax, because while the latter is levied on the year’s taxable income, minimum presumed income tax is a tax floor, calculated on the potential income from certain productive assets at a rate of 1%, with the effect that the Company’s tax liabilities are the higher of these two taxes. However, should minimum presumed income tax be higher than Income tax in any given fiscal year, the excess may be considered a prepayment on account of any excess of Income tax over minimum presumed income tax that may arise in any of the four subsequent fiscal years.

      Valued Added Tax: VAT does not have a direct impact on the results of operations of the Company. VAT rates for revenues are 21%, 27%, 40.5% and 44.1%, depending on the type and tax situation of the customer. The weighted average rate for current customers is between 24% and 26% of revenues. Beginning April 1, 1995, banks must withhold, on behalf of the Argentine Government, 8% of revenues on the bills they collect on behalf of the Company. VAT actually deposited by the Company is the net amount resulting from the amount billed to customers minus the sum of the amounts withheld by banks and the amounts charged to the Company by its suppliers in connection with the purchase of goods and services.

      Other Taxes: The tax assessed on the Company to finance the activities of the Regulatory Authority is levied on total monthly revenues from the Company for the provision of telecommunications services, net of any applicable tax on the revenues.

      Decree No. 764/2000 approved the Rules for Universal Service Regulation, which provide a subsidy mechanism for certain customer categories and zones considered to be relatively high-cost as to the provision of basic telephonic service, financed with a special contribution called the “investment contribution commitment” equal to 1% of the revenues received from the provision of telecommunications services, net of any applicable tax and automatic deductions provided by the related regulation.

Tax Reform:

      The National Congress and National Executive Power, in the exercise of the powers thereto delegated, passed a tax reform law that introduced the following amendments:

     Income tax

      Law No. 25,784, in effect for fiscal years current as of October 22, 2003 modifies aspects related to transfer pricing, accrual of expenses by companies residing in Argentina that benefit related companies residing abroad, “thin capitalization” rules and aspects related to payments of interests to foreign beneficiaries.

      Decree No. 916/04 regulated Law No. 25,784 in the aspects related to transfer pricing of international transactions and the rules on exiguous capitalization. Concerning the latter, the new regulations establish that interest paid to related companies will be treated as dividends in the proportion in which the liabilities from financial transactions or other transactions assimilated with those entities is two times higher than the net shareholders’ equity as shown in the company’s balance sheet. The regulations define debts with related companies that are subject to the above mentioned treatment, including the cases in which the creditor is resident of countries that have executed agreements with Argentina to avoid international double taxation.

     VAT

      Law No. 25,865, published in the Official Bulletin (Argentine Government daily publishing enacted acts, decrees, administrative orders, as well as resolutions of federal government and municipal agencies, and judicial documents requiring publication, etc. Under Argentine law, legal provision become effective and binding once they have been published in this Bulletin for some specified time as provided by the related statute) on January 19, 2004 amended the regulations applicable to VAT and the Simplified Scheme for Small Taxpayers (Monotributo), which introduces, among others the following amendments: a) the category known as “unregistered liable parties” for VAT purposes to be eliminated; and b) regarding telecommunication services billed to persons under the Simplified Scheme, the tax increase is not included in the bill.

     Pursuant to Decree No. 806/04, this law shall come on July 1, 2004. AFIP (Federal Public Revenues Administration) regulated the above mentioned rules and the re-registration of taxpayers under General Resolutions No. 1,695, 1,697 and 1,699.

      Under General Resolution No. 1,730, the AFIP reduced, with respect to transactions closed as from September 16, 2004, the withholding rates applicable under General Resolution No. 3,337 of the DGI from 5% to 3% and from 2.5% to 1.5%, and increasing from $426 to $710 and from $852 to $1,420, respectively, the limit for applying the withholding.

     Social security contributions

     Decree No. 491/04 published in the Official Bulletin on April 22, 2004 ordered a gradual increase in the maximum computable compensation for purposes of determining social security contributions, increasing it to $6,000 with respect to contributions accrued until September 30, 2004; to $8,000 from October 1, 2004 to March 31, 2005; to $10,000 from April 1, 2005 to September 30, 2005, and the elimination of such ceiling as from October 1, 2005.

     Royalties to be paid to municipalities for public space occupancy

     In May 2004, the lower House of the National Congress has passed a bill to modify Section 39 of the National Telecommunications Law No. 19,798 suppressing the exemption of any charges that may be imposed on the differential use of the ground, underground and air space in the national, provincial or municipal public utility for the set-up of telecommunications facilities and networks.

     This proposed legislation is now to be debated by the Senate. Should such bill become a law, the municipalities and the City of Buenos Aires would be empowered, as soon as the law is enacted, to impose royalties on such use, in accordance with the provisions of any applicable tax and tariff ordinances.

     The Company considers that if such were the case, such taxes shall be transferable to the rates for telephony service in accordance with the tax stability rules in force in the current regulatory regime.

Liquidity and capital resources

     In 2005 and 2004, the Company used cash from operating activities, borrowed funds from financial institutions and used long-term bank credit lines to manage its liquidity and to finance its capital expenditures.

Cash and cash equivalents

The Company’s cash and cash equivalents amounted to $440 million, which do not include $27 million corresponding to Discount Bond, and as of September 30, 2004 cash and cash equivalents amounted $295 million. Cash and cash equivalents in 2005 increased by $174 million, equivalent to 65.41% as compared to December 31, 2004. As of September 30, 2005, 55.45% of Company’s cash and cash equivalents are in foreign currency. As a percentage of total assets, cash and cash equivalents represented a 6.11% as of September 30, 2005.

Financial resources and investments

     Cash provided by operating activities in 2005 increased by $84 million, from $1,167 million in 2004 to $1,251 million in 2005.

     The Company’s general financing policy is to cover future fund needs to continue its investment plan and repay short and long-term debt mainly with funds generated by the operations plus, if it is necessary, with bank loans and/or access to capital markets and possibly refinancing of indirect parent company loans.

     Main funds used in 2005 were to purchase fixed assets and to repay loans. The funds used to purchase fixes assets in 2005 and 2004 totaled $304 million and $261 million, respectively (net of $20 million and $24 million, respectively, financed with trade payables and in 2004 net of $9 million of inventories transferred to fixed assets).

     The Company has borrowed long term funds from major financial institutions in an amount equivalent to 177 million as of September 30, 2005. These funds have been borrowed under terms and conditions customary in this kind of transactions, which generally refer to the commitment not to encumber or grant security interests on its assets or on present or future revenues, other than certain permitted encumbrances or unless certain predetermined conditions are met.

Issuance of Negotiable Obligations under the December 2003 Program

     The shareholders’ meeting held on December 19, 2003 approved the creation of a global program (the “Program”) for the issuance of simple negotiable obligations not convertible into shares, denominated in pesos or in any other currency, with ordinary guarantee, in various series and/or successive tranches, either cumulative or non-cumulative, for a maximum outstanding amount of 1.5 billion pesos or its equivalent amount in other currencies, and delegated to the Board of Directors the ability to set the remaining issue conditions and to decide to request or not authorization to quote in the Stock Exchante of Buenos Aires (“BCBA”) and the MAE (automated over-the-counter market in Argentina) and/or other foreign exchange markets.

     On April 23, 2004 the Company's Board of Directors resolved to issue the LESEP Class of Negotiable Obligations under the Program, for a nominal amount of 163.3 million, which have been cancelled as of the date of these consolidated financial statements.

     On October 28, 2004 the Company proceeded to issue the Second Class of Negotiable Obligations for 200 million under the above mentioned Program. The issue comprises a Series A for an amount of 134.8 million, with a 365-day term (which was fully cancelled upon maturity, after September 30, 2005) and an 8.25% annual coupon and a Series B for an amount of 65.2 million, with a 548-day term and a variable annual interest rate based on the BADLAR index plus 2.4% annual with a nominal annual minimum rate interest of 7% and a nominal annual maximum rate interest of 15%.

     On February 11, 2005 the Company issued the third class of negotiable obligations for 250 million in two Series, the Fixed Rate series at 365 days for 200 million with a 8% nominal interest rate coupon and the Variable

Rate Series at 730 days for 50 million with a variable interest rate coupon based on the Tasa Encuesta plus a spread of 2.5%, with a nominal annual minimum of 7% and a nominal annual maximum of 15%.

     As of September 30, 2005, there were ten negotiable obligations issues outstanding:

Issuance Month/Year	Face Value (in millions)	Term (in years)	Maturity Month/ Year	Rate per annum (%)	Use of proceeds
05/98	US$125.6	10	05/2008	9.125	a)
06/02	US$71.4	4	07/2006	9.875	b)
08/03	US$189.7	4	11/2007	11.875	b)
08/03	US$212.5 (d)	7	11/2010	9.125	b)
08/03	US$0.03 (c)	8	08/2011	8.85	b)
08/03	US$134.6 (e)	8	08/2011	8.85	b)
10/04	$ 134.8 (h)	1	10/2005	8.25	b)
10/04	$65.2	1.5	04/2006	Badlar + 2.40 (f)	b)
02/05	$200 (i)	1	02/2006	8.00	b)
02/05	$50	2	02/2007	Encuesta + 2.50 (g)	b)

a)	Financing of investments in fixed assets in Argentina.

b)	Refinancing of liabilities.

c)	On August 1, 2004 they were converted to US dollars and started to accrue interest at a nominal rate of 8.85% per annum.

d)	Net of US$ 7.5 million repurchased during 2004.

e)	Net of US$ 13.5 million repurchased during 2004.

f)	Corresponds to notes with a variable interest coupon based on the BADLAR rate (average interest rate paid by banks in public and private sectors on deposits in excess of 1 million for a term of 30 to 35 days) + 2.4% with a nominal annual minimum of 7% and a nominal annual maximum of 15%.

g)	Corresponds to notes with a variable interest coupon based on the Encuesta rate (interest rate published by the Central Bank of Argentina (“BCRA”) for fixed-term deposits for a term of up to 59 days for deposits ranging from 100,000 to 499,999) + 2.5% with a nominal annual minimum of 7% and a nominal annual maximum of 15%.

h)	As of the date of these consolidated financial statements, such issue was fully cancelled.

i)	On November 2, 2005, the Company repurchased $ 15.6 million of this issuance.

     As of September 30, 2005 Telefónica owed, approximately 39 million (about US$ 13 million) to related parties, which mature until December 2005 and accrue interest at one-month LIBOR plus an approximately 5% per annum. The agreement currently in force provides the usual commitments for these kind of transactions, as well as clauses that establish that the creditor may accelerate the terms of the Company’s payables if there are changes in the Company’s equity, economic and financial situation that due to their adverse nature may affect the Company’s capacity to comply with the obligations assumed in the agreement or if there are restrictions that may limit the capacity of the Company to repay its debts.

     Additionally, the loan agreement currently in effect contains acceleration clauses that would be triggered in the event of certain court or out-of-court procedures being initiated in connection with claims exceeding a certain percentage of the Company shareholders’ equity or one of its significant subsidiaries. The Company has obtained a waiver in respect of procedures of this nature that were pending against the Company until December 7, 2005, subject to a condition that no other debt be accelerated on similar grounds.

     The following table contains a breakdown of the Company’s investments in fixed assets (1) for the nine-month periods ended September 30, 2005 and 2004.

	Millions of Argentine pesos

	September 2005	September 2004

Land, buildings and equipment	6	6
Transmission and switching equipment	119	134
External plant	23	17
Telephone equipment	20	19
Materials	62	74
Other	94	44

Total	324	294

(1) Allocation of work in process and prepayments to vendors to each line item has been estimated.

     Fixed assets and intangible assets relating to Telefónica’s telecommunications business were assessed for impairment based on their recoverable value on the basis of the Company Management´s best estimate of future cash flows of its telecommunications business, considering current information and future telephone service rates estimates. The Company has monitored the evolution of the macroeconomic variables that affect its business and, from time to time, it has adjusted its projections based on the latest trends. As explained in note 1 to the consolidated financial statements, the main macroeconomic variables have shown relative stabilization. In the opinion of the Company’s Management, based on the preparation of projections based on such trends and the consideration of operating strategies available for these scenarios, the Company will generate future cash flows sufficient to recover the balances corresponding to its fixed assets and intangible assets. Notwithstanding the foregoing, as explained in note 10.1 to the consolidated financial statements, the Company will continue to monitor the projected situation and will assess the effect of any new future developments.

Foreign-denominated debt, receivables and investments

     The Company’s bank and financial payables in foreign currencies as of September 30, 2005 amounted to approximately US$783 million (approximately $2.3 billion), 18 million Euros (approximately $65 million), and 5.7 billion Yens (approximately $147 million). As of September 30, 2005, the Company also had the equivalent of approximately $125 million of trade and other payables denominated in foreign currencies. Approximately $331 million of the Company’s receivables and investments are denominated in foreign currency.

Exposure to foreign exchange rates

     It September 1999, the Company entered into a foreign currency swap agreement with Citibank N.A. to hedge the risk of fluctuations in the yen-US dollar exchange rate, in connection with the loan amounting whose nominal amount as of September 30, 2005 was 5.7 billion Yens granted by The Export Import Bank of Japan (currently the Japan Bank for International Cooperation) and maturing in February 2011, which accrues interest at a rate of 2.3% per annum. Such swap agreement provides a fixed exchange rate of 104.25 yens per US dollar. The interest rate to be paid to Citibank N.A. during the validity of the loan for the US dollars received is 7.98% per annum. As of September 30, 2005 the related liability, taking into account the effect of the above mentioned swap and the additional interest accrued, amounts to US$58 million. The contract establishes, among other provisions for this type of transaction, certain events of default under which the creditor may accelerate payment terms. Events of default include failure to pay financial debts for amounts in excess of 2% of the Company's shareholders' equity.

     Additionally, during December 1999, the Company entered into a foreign currency swap agreement with Citibank N.A. to hedge the risk of fluctuations in the euro-US dollar exchange, in connection with a portion of the net position of assets and liabilities in Euros, including the balance of the loan granted by Istituto Centrale per il Credito a Medio Termine (“Mediocredito Centrale”) which matures in November 2017, and accrues interest at a rate of 1.75% per annum. Such swap agreement has an 8-year term until November 2007 and provides a fixed exchange rate of 0.998 Euro per US dollar. The interest rate paid to Citibank N.A. during the validity of the loan for the US dollars to be received is 2.61% per annum.

     In September 2004 the Company entered into an agreement with TISA for two new strategies of exchange rate options, known as “Call Spread”, with maturities in January and February 2005. These Call Spreads consisted of an acquisition of a call option and a sale of a call option with different strike prices for a specific amount of currency.

     Options could be exercised only upon maturity thereof. Upon each maturity date, in January and February 2005, the options were not exercised because the exchange rate prevailing at those dates was outside the strike band of the options. The cost of the premium paid has been charged to the consolidated income statement.

     As of September 30, 2005 there are no pending option transactions.

Contractual obligations and commercial commitments

     The following table represents a summary of the contractual obligations and commercial commitments of the Company and its controlled company:

	Payments due by period in millions of Argentine Pesos

		Less than	1-3	3-4	4-5	After 5
	Total	1 year	years	years	years	years

Contractual obligations
Bank and financial payables	3,793	1,026	1,398	127	126	1,116

	Payments due by period in millions of Argentine Pesos

Other obligations	735	685	42	6	2	-

Total contractual obligations	4,528	1,711	1,440	133	128	1,116

Other commercial commitments	121	78	37	3	1	2

Total commercial commitments	121	78	37	3	1	2

     Bank and financial payables include principal and interest. A sizable portion of these debts bears an interest at variable rates. Consequently, the Company estimated interest payable based on interest rates in effect at September 30, 2005. Actual interest payments may significantly differ from these estimates on account of interest rate fluctuations. In addition, approximately 82% of these obligations are denominated in foreign currency, and therefore principal and interest payments are estimated based on exchange rates in effect at September 30, 2005. Actual foreign currency debt payments may significantly differ from these estimates due to exchange rate fluctuations.

Research and development, patents and licenses

     The Company does not incur in any research and development expenses. It holds no material patents and does not license to others any of its intellectual property. In connection with its provision of telecommunication services, the Company plans infrastructure development based upon present and projected future demand of such services. The Company acquires the necessary technology, including equipment, from third parties.

Statistical data

     The following table provides certain basic information relating to the development of the Company’s domestic telephone system.

	Operating Data

	September-05	September-04

Lines installed	4,689,472	4,599,059
Lines in service	4,482,039	4,315,821
Lines in service per 100 inhabitants	25.7	25.0
Lines in service per employee	505.5	494.4
Percentage of lines connected to digital
exchanges	100%	100%
Public telephones installed	119,774	115,217

Prospects of Telefónica de Argentina S.A.

     After the crisis experienced in 2002, the Argentine economy has begun to recover. However, there are substantive issues still unsolved, such as the unemployment rate and the freeze on public utility contracts, among others questions.

     During 2004, the telecommunications industry continued to adapt itself to the changes occurred since the beginning of 2002. The companies reacted to the new scenario by carrying out liability restructurings, mergers and acquisitions, among others. Despite cash flow constraints, the existing installed capacity generated a level of competition that affected the raise of prices.

In this scenario, the Company has the following management priorities for the short and medium term:

•	obtaining a clear tariff adjustment scheme;

•	achieving a predictable regulatory framework that enables it to develop its business and investment plans;

•	expanding selective criteria to expenditures and investment projects;

•	further strengthening the traditional fixed telephony business by increasing the number of residential customers;

•	consolidating the Company as a comprehensive supplier for corporate customers;

•	maintaining the Internet’s growth opportunity by forerunning broadband development and encouraging the development of Internet “dial-up” services;

•	maintaining an adequate cash management, honoring assumed commitments;

•	encouraging the Company’s conversion into a customer-focused organization; and

•	improving the Company’s external and internal image.

     In connection with the regulations governing the supply of telecommunication services, at present there are several legislative initiatives in the form of bills including:

1) a bill for establishing the National Regime of Utilities (the “Bill”). The Bill defines public services as a kind of service that is supplied by the public administration either directly or indirectly to satisfy a public interest necessity, and provides that the National Government has exclusive authority to supply public services per se or through third parties.

The Bill seeks to introduce substantial changes in the regulatory framework under which the Company currently supplies its services. Should it be finally enacted, it might be applicable to the renegotiation of public service contracts described above. The Bill includes provisions on the supply of services by private providers, always in the form of concessions, licenses or permits for specific terms, and establishes that the assets assigned to supply of the services must be transferred to the State upon the expiration of such term. At present, the Company renders its services under a perpetual license and has the title to the assets assigned to supply of the services.

In addition, although the Bill states that rates must give the service supplier the chance to obtain a reasonable return on invested capital, it grants certain powers to the State that in practice could affect significant aspects such as rates (revenues) and service supply conditions, besides allowing it to impose investment obligations, the requirement that the private supplier must assume a portion of the cost of preferential rates charged to certain categories of users, “rescue” the supply of service for public interest reasons without any default in the payment of its obligations by the supplier etc.

2) a bill that changes the treatment to be given to customers in arrears that was approved by the Senate on October 21, 2004. This proposal establishes that before the payment demand is sent to the customer in arrears, the public service supplier company must invite the customer to a mediation instance aimed at determining the actual difficulty to pay the service and giving the customer the possibility of exercising his right to be heard. At such instance a payment schedule will be established without imposition -for that time only- of default interest if the payment is agreed upon and documented in such opportunity.

      The Company cannot anticipate whether the above legislative projects or other future regulatory proposals will be finally enacted or will form part of the regulatory framework applicable to the Company, or whether they will be enacted as currently drafted or in any other way that could have a higher or lesser effect on the conditions and framework under which the Company currently operates.

     From the second semester of 2003 there has been an improvement in the macroeconomy, including an appreciation of the peso with respect to the US dollar at December 31, 2002 and a slowdown in inflation. Although during the first nine-month period of 2005 retail prices already recorded an accumulated increase of 8.9% (exceeding the amount recorded in the same period of 2003 and 2004), wholesale prices recorded an accumulated increase of 8.2% . In particular, the Company expects that the outcome of the renegotiations of tariffs with the Argentine Government; and how the government will regulate tariffs; may have a material effect on the results of its operations in future years accompanying macroeconomic situation in Argentina, including inflation, devaluation and unemployment.

     In particular, the Company’s results of operations are very sensible to changes in the peso/ US dollar exchange rate because its primary assets and revenues are denominated in pesos while substantially all of its liabilities are denominated in US dollars.

     The Company’s current long-term business strategy is to maintain and enhance its position in Argentina’s competitive telecommunications market. The implementation of this strategy involves the introduction of service offerings in new geographic areas, improving and expanding services the Company currently serve in its markets and its continuous development as a provider of telecommunications services for corporate and residential customers, among other aspects.

     In the long term, the Company intends to continue to solidify its position as the leading provider of integrated business solutions in Argentina by providing a full range of services including voice, value added services, broad band (“ADSL”), dial-up Internet access, sales of telephone equipment and other high-technology products for corporate users through different marketing channels. The Company also intends to continue to invest substantial resources and efforts into training and personnel development and incentive programs to reduce costs and improve efficiency.

     The Company considers that the implementation of these long-term business strategies will continue having a positive impact on the competitiveness of its telecommunications activities, reducing the adverse effects of growing competition and Argentina’s economic situation.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica de Argentina S.A.

Date: December 6, 2005	By:	/s/ Pablo Luis Llauró

		Name:	Pablo Luis Llauró
		Title:	Assistant General Counsel